PINNACLE DATA SYSTEMS, INC.

2009 ANNUAL REPORT

About PDSi

PDSi is a global provider of services and products for the telecom, imaging, defense/aerospace, medical, semiconductor, industrial automation and IT markets. PDSi provides a variety of engineering and manufacturing services for global OEMs requiring custom product design, system integration, repair programs, warranty management, and/or specialized production capabilities. With service centers in the U.S., Europe and Asia, we ensure seamless support for solutions all around the world.

In addition to our service offerings, our product capabilities range from board-level designs to globally-certified, fully integrated systems. Our specialties include long-life computer products and unique, customer-centric solutions.

PDSi’s turnkey technical programs help our customers bring their solutions to market faster and provide comprehensive service for the lifecycle of their products.

Financial Highlights

(in thousands, except per share)

FINANCIAL RESULTS

	Years Ended December 31,
	2009	2008

Sales
Total	$35,638	$63,645
Product	24,523	52,702
Service	11,115	10,943

Gross profit
Total	$7,318	$12,249
Product	3,708	9,512
Service	3,610	2,737

Gross profit %
Total	20.5%	19.2%
Product	15.1%	18.0%
Service	32.5%	25.0%

Net income (loss)	$(3,450)	$(361)

Diluted earnings (loss) per share	$(0.44)	$(0.05)

FINANCIAL POSITION

	As of December 31,
	2009	2008

Net working capital	$3,773	$6,893
Total assets	12,575	21,293
Total debt	2,413	5,408
Stockholders’ equity	5,588	8,895

To Our Shareholders,

It goes without saying that 2009 was a challenging year for the economy, our industry and PDSi. However, I am confident that PDSi is moving into 2010 with a much more focused approach to the marketplace – one that is based upon our strengths and where we truly bring value to our customers. By leveraging a three-pronged approach: Services; Product Manufacturing & System Integration; and Design & Development; we are able to provide the best overall solutions for our customers at every stage of the product lifecycle.

In 2009 PDSi saw a significant decline in revenue, in part due to economic conditions and its impact on our OEM customers’ business. But, frankly, we also weren’t generating enough new business from the standard embedded products we developed over the last two years to replace the declines we were seeing in our existing Product business.

At the same time, there were some positives in 2009. Early in the year, we made changes in our organization to dedicate more resources to focus on developing our Service business, and we’ve seen significant early success. Service revenue in the fourth quarter was up more than 30% compared to fourth quarter 2008, and up nearly 40% compared to each of the first two quarters of 2009.

As we decided on the best path forward for the company, we had to take a hard look at ourselves and our approach to the market, as well as our strengths and past successes. We had to make some tough choices, but they were necessary to get us on the path to success in 2010 and beyond.

At the heart of it, PDSi is a Computer Technology Services Company, and a very good one. We are capable of helping our customers solve problems with a high level of complexity by developing customized computer-based solutions to meet their demanding requirements. We offer services addressing the entire product lifecycle including:

•	Product Design and Development

•	Procurement, Manufacturing and System Integration

•	After Sale Service Solutions

If this sounds familiar, it should. PDSi has been successful for nearly two decades following this same strategic focus. In fact, we continually have been expanding and improving our service offerings and capabilities, and we entered 2010 with the strongest array of capabilities in our history. So, in spite of our 2009 financial results, we entered 2010 with positive attributes for our market and industry:

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Technical Capability: The range and depth of computer products and components we design, build or service has never been larger. We have active Product and Service programs that we can use to demonstrate the value of PDSi as a partner to both new and existing customers.

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Operational Capability: We have made significant improvements to our Product and Service operations over the last two years. Through our focus on Lean principles and exceeding ISO standards throughout our organization, we provide world-class performance to our customers with more responsive, reliable and cost effective solutions.

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Global Footprint: With our operations in the North America, EMEA and APAC regions, we are able to provide global service support for our multi-national OEM customers using common systems and processes.

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Value Structure: During 2009, we made the choices necessary to streamline our overhead structure and keep it in line with our industry to remain competitive. At the same time, we aggressively managed our working capital, generated positive operating cash flow, and continued to reduce our reliance on debt financing.

But most important of all, we are developing business that fits our core strengths and capabilities – where we will be successful in delivering value to our customers and profitable growth to our shareholders.

I would like to thank our Shareholders, Customers, Associates, Technology Partners, Suppliers and Business Partners for their continued investment and support. I am sure the coming year will bring both successes and challenges, but PDSi is on the right path for success. I look forward to continuing to share our strategy and direction with you, and I invite you to join us at our annual meeting on May 11th, 2010.

Respectfully,

/s/ John D. Blair

John D. Bair

Chairman of the Board

President and Chief Executive Officer

Chief Technology & Innovation Officer

March 12, 2010

PINNACLE DATA SYSTEMS, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 11, 2010

To the Shareholders of

PINNACLE DATA SYSTEMS, INC.

The Annual Meeting of Shareholders of Pinnacle Data Systems, Inc., an Ohio corporation (the “Company”), will be held at the Company’s headquarters located at 6600 Port Road, Groveport, Ohio 43125 on Tuesday, May 11, 2010, at 9:00 a.m. local time, for the following purposes:

1.	To elect four Class II Directors.

2.	To transact such other business as may properly come before the meeting or any adjournment of the meeting.

The close of business on March 16, 2010 has been established as the record date for the determination of shareholders entitled to notice of and to vote at the meeting and any adjournment thereof.

Please sign and return the enclosed proxy promptly so that your shares will be represented at the meeting. A return addressed envelope, which requires no postage, is enclosed. If you are able to attend the meeting, are the registered owner (in other words you do not hold your shares in street name), and wish to vote in person, at your request we will cancel your proxy.

By Order of the Board of Directors

/s/ Nicholas J. Tomashot
Nicholas J. Tomashot
Corporate Secretary

Groveport, Ohio

March 25, 2010

PINNACLE DATA SYSTEMS, INC.

PROXY STATEMENT

GENERAL

This proxy statement is being furnished to the holders of common shares, without par value, of the Company in connection with the solicitation of proxies by the Board of Directors of the Company to be used at the Company’s Annual Meeting of Shareholders. The Annual Meeting will be held at the Company’s headquarters at 6600 Port Road, Groveport, Ohio 43125 on Tuesday, May 11, 2010, at 9:00 a.m. local time, for the purposes set forth on the accompanying Notice of Annual Meeting.

The approximate date on which this proxy statement and the form of proxy will be first sent to shareholders is March 25, 2010. On such date, the proxy statement and annual report to shareholders will also be available to shareholders on the Company’s website at www.pinnacle.com in the “Investor Relations” section.

PROXIES AND VOTING

The close of business on March 16, 2010 has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting and any adjournment of the Annual Meeting. On the record date, 7,825,099 common shares were outstanding and entitled to vote. Each share is entitled to one vote.

Only shareholders of record are entitled to vote. If you are a beneficial owner of the Company’s common shares, you must provide instructions on voting to your nominee holder. In most cases, this is your broker or its nominee, and is the person that sent you this proxy statement and other information. If you do not provide your nominee holder with instructions, the nominee holder is entitled to vote your shares on routine matters. However, under the current rules of the New York Stock Exchange (the “NYSE”), the director elections to be voted on at the Annual Meeting are considered non-routine. Therefore, nominee holders who are members of the NYSE are prohibited from giving a proxy to vote shares held in street name without specific instructions from the beneficial owner. We encourage you to provide voting instructions to your nominee holder by completing the voting instruction card or proxy that it provides to you.

All shares represented by properly executed proxies will be voted at the Annual Meeting in accordance with the choices indicated on the proxy. If no choices are indicated on a proxy, the shares represented by that proxy will be voted in favor of the Company’s nominees for directors. The record owner may revoke any proxy at any time prior to its exercise by delivering to the Company a subsequently dated proxy or by giving notice of revocation to the Company in writing or in open meeting. A shareholder’s presence at the Annual Meeting will not by itself revoke the proxy.

The shareholders of record that are present at the Annual Meeting, whether in person or by proxy, will constitute a quorum. Consequently, the Company need not count abstentions or broker non-votes to determine whether a quorum is present. A “broker non-vote” is a term used to describe a vote that a broker or other record owner that holds shares in street name is not authorized to cast because the broker has not received voting instructions from its customer, the beneficial owner, and does not have discretion to vote without such instructions or, if the broker does have such discretion, does not cast.

Directors are elected by a plurality of votes, and thus the nominees who receive the highest number of votes will be elected (shareholders do not have the right to cumulate their votes in electing directors). As a result, assuming the nominees for director named in this proxy statement receive at least one vote and there is no competing slate of directors proposed for election, abstentions and broker non-votes will not have any effect on the election of directors.

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PROPOSAL ONE: ELECTION OF DIRECTORS

At the Annual Meeting, all shares represented by proxies, unless otherwise specified, will be voted to elect the four Class II Directors nominated below to a two-year term expiring in 2012. Each of the nominees presently is a director of the Company, and each of the nominees has consented to be named in this proxy statement and to serve if elected.

The number of Class I and Class II Directors has been fixed at four each. Proxies cannot be voted at the Annual Meeting for a greater number of individuals than the four nominees named in this proxy statement. The following is information about the four individuals nominated by the Board of Directors for election as Class II Directors, including each such nominee’s particular experience, qualifications, attributes or skills that led the Board of Directors to conclude that the nominee should serve as a director:

Class II Directors

(Nominees for Election)

Name	Age	Position	First Year as Director
John D. Bair	44	Chairman of the Board of Directors, President, Chief Executive Officer, and Chief Technology and Innovation Officer	1989

Thomas M. O’Leary	66	Director	1996

Ralph V. Roberts	62	Director	2008

Michael R. Sayre	53	Director	2001

John D. Bair is a Company co-founder and was reappointed President and Chief Executive Officer in October 2009. Mr. Bair has served as the Company’s Chief Technology and Innovation Officer since 2006. Mr. Bair has served as a director since the Company’s inception and as Chairman of the Board of Directors since 1996. Mr. Bair was Chief Executive Officer from 1996 to 2006 and President from 1998 to 2004. From 1989 to 1998, Mr. Bair served as Corporate Secretary. Mr. Bair holds a Bachelor of Science degree in Computer and Information Science from the College of Engineering at The Ohio State University. Based upon such extensive experience, Mr. Bair is able to bring to the Board of Directors particular expertise in the areas of engineering, design, operations, strategic planning and the technology industry. For these reasons, in addition to his past service as a director, Mr. Bair has been nominated to serve an additional term on the Board of Directors.

Thomas M. O’Leary retired from AT&T Corp./Lucent Technologies, Inc. in 1996. Mr. O’Leary has been a business consultant since 1996. Mr. O’Leary brings particular expertise to the Board of Directors in the areas of operations, strategic planning, marketing and the technology industry. For these reasons, in addition to his past service as a director and the fact that he is an independent director, Mr. O’Leary has been nominated to serve an additional term on the Board of Directors.

Ralph V. Roberts is the Senior Vice President of Marketing for Worthington Industries, Inc., a global steel processor and manufacturer of metals related products, and has held such position since 2001. Mr. Roberts also serves as President of Worthington Integrated Building Systems, LLC, a subsidiary of Worthington Industries. Mr. Roberts is able to bring particular expertise to the Board of Directors in the areas of capital markets, organizational development, strategic planning, marketing and international business. For these reasons, in addition to his past service as a director and the fact that he is an independent director, Mr. Roberts has been nominated to serve an additional term on the Board of Directors.

Michael R. Sayre was the President and Chief Executive Officer of the Company from 2006 to 2009. Mr. Sayre served as the Company’s Interim Chief Financial Officer, Treasurer and Corporate Secretary during

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2008. He served as the Executive Vice President, Chief Financial Officer and Treasurer of the Company from 2001 to 2006 and as Interim Corporate Secretary from 2003 to 2004. As a result of his extensive experience with the Company, Mr. Sayre is able to bring particular expertise to the Board of Directors in the areas of operations, capital markets, investor relations, corporate governance, strategic planning, marketing, international business and the technology industry. For these reasons, in addition to his past service as a director, Mr. Sayre has been nominated to serve an additional term on the Board of Directors.

The following is information about directors whose terms of office continue after the Annual Meeting, including each such director’s particular experience, qualifications, attributes or skills that led the Board of Directors to conclude that each such individual should continue to serve as a director:

Class I Directors

(Terms Expiring in 2011)

Name	Age	Position	First Year as Director
Carl J. Aschinger, Jr.	71	Director and Chairman of the Audit Committee	2004

Benjamin Brussell	49	Director and Chairman of the Finance and Transactions Committee and the Governance and Nominating Committee	2006

Hugh C. Cathey	59	Director and Chairman of the Compensation Committee	2001

Carl J. Aschinger, Jr. is the Chairman of CSC Worldwide, a manufacturer of store fixtures for the supermarket, food service and specialty retail marketplace. Mr. Aschinger has served as a senior officer of CSC Worldwide for 36 years. Other directorships within the past five years include Neoprobe Corporation. As such, Mr. Aschinger brings particular expertise to the Board of Directors in the areas of corporate governance, organizational development, marketing and strategic planning. For these reasons, in addition to his past service as a director and the fact that he is an audit committee financial expert, Mr. Aschinger should continue to serve on the Board of Directors.

Benjamin Brussell has been the President of Generation Management Company in Boulder, Colorado, since 2001. From 1998 to 2001, Mr. Brussell served as Vice President, Corporate Development of Plantronics, a manufacturer of communications products. From 1990 to 1998, he served in various positions with Storage Technology Corporation, a manufacturer of data storage systems, most recently serving as Vice President of Corporate Development. As such, Mr. Brussell brings particular expertise to the Board of Directors in the areas of corporate governance, international business, investor relations, capital markets and the technology industry. For these reasons, in addition to his past service as a director and the fact that he is an independent director, Mr. Brussell should continue to serve on the Board of Directors.

Hugh C. Cathey has been a principal of Columbus-Partners, a provider of management and financial services to early-stage telecom and software companies, since 2002. Mr. Cathey was the President of the Western Region for Qwest Communications International’s local exchange telecom business from 2000 to 2002. From 1996 to 2000, Mr. Cathey was the President of Nextlink Ohio, a publicly traded competitive local exchange company. Other directorships within the past five years include Communications Options, Inc. and TCLogic, LLC. Based upon his experience, Mr. Cathey brings particular expertise to the Board of Directors in the areas of corporate governance, capital markets, organizational development, marketing, strategic planning and the technology industry. For these reasons, in addition to his past service as a director and the fact that he is an independent director, Mr. Cathey should continue to serve on the Board of Directors.

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Board of Directors Committees and Meetings

The Board of Directors held four meetings and took action by written consent four times during 2009. A majority of the Board of Directors is independent, as required by and defined in applicable listing standards of NYSE Amex. The independent directors include Carl J. Aschinger Jr., Benjamin Brussell, Hugh C. Cathey, Thomas M. O’Leary and Ralph V. Roberts. The Board of Directors has affirmatively determined that none of the directors, other than Michael R. Sayre and John D. Bair, has a material relationship with the Company that would interfere with the exercise of independent judgment in carrying out the responsibilities of such directors. For such independent directors, there were no transactions, relationships or arrangements not disclosed in the section of this proxy entitled “Certain Relationships and Related Transactions” considered by the Board in determining such independence. Each director attended all of the aggregate meetings of the Board of Directors during the time such individual was a director, and of the committees on which such director served during the time such director was a member of such committee. The Board of Directors has an Audit Committee, Compensation Committee, Finance and Transactions Committee, and a Governance and Nominating Committee. The Board has no other standing committees. On July 30, 2003, the Board of Directors adopted the Code of Business Conduct and Ethics and Conflicts of Interest Policy for officers and the Board of Directors, which was amended by the Board on June 1, 2004 in accordance with applicable listing standards of NYSE Amex to be applicable to all directors, officers and employees of the Company. On February 24, 2009, the Board of Directors adopted the Corporate Governance Guidelines, which, along with the charters of the committees of the Board of Directors, describe the framework for governance of the Company. A copy of the amended Code of Business Conduct and Ethics and Conflict of Interests Policy and the Corporate Governance Guidelines are available on the Company’s website at www.pinnacle.com in the “Investor Relations” section.

Annual Meeting Attendance

The Company does not have a formal policy regarding the attendance by members of the Board of Directors at its annual meetings of shareholders although each director nominee is required to attend, and all Board members are encouraged to attend annual meetings of the Company. Last year, all seven Board members attended the 2009 Annual Meeting of Shareholders.

Committees of the Board

The Board has four standing committees to facilitate and assist the Board in the execution of its responsibilities. They are the Audit Committee, the Compensation Committee, the Finance and Transactions Committee, and the Governance and Nominating Committee. The Audit Committee, Compensation Committee, and Governance and Nominating Committee are comprised solely of non-employee, independent directors, as required by and defined in applicable listing standards of NYSE Amex. The Finance and Transactions Committee is comprised of three directors, two of whom are independent, which is consistent with the applicable listing standards of NYSE Amex. The Corporate Governance Guidelines adopted by the Board of Directors and the charters for all Committees are available on the Company’s website at www.pinnacle.com in the “Investor Relations” section. The guidelines and charters also are available in print to any shareholder who requests them. The table below shows current membership for each of the standing Board committees.

Audit Committee	Compensation Committee	Finance and Transactions Committee	Governance and Nominating Committee
Carl J. Aschinger Jr.*	Hugh C. Cathey*	Benjamin Brussell*	Carl J. Aschinger Jr.
Benjamin Brussell	Thomas M. O’Leary	Hugh C. Cathey	Benjamin Brussell*
Thomas M. O’Leary	Ralph V. Roberts	Michael R. Sayre	Hugh C. Cathey

*	Committee Chairman

The Board of Directors established an Audit Committee in June 2000, the functions of which are described below in the Audit Committee Report. The Board of Directors has determined that Mr. Aschinger is an “audit

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committee financial expert” as defined by the United States Securities and Exchange Commission (“SEC”). The Audit Committee held four meetings during 2009.

The Board of Directors established a Compensation Committee in December 1999. The Compensation Committee was established to administer the Company’s compensation programs with respect to its executive management, including the CEO and executives carrying titles of Vice President or higher and reporting directly to the CEO. This includes reviewing executive compensation programs, approving compensation levels and performance targets, reviewing management performance, and approving final executive bonus distributions. The Company and the Committee believe that compensation paid to executive officers should be closely aligned with the performance of the Company on both a short-term and long-term basis, and that such compensation should assist the Company in attracting and retaining key executives critical to the Company’s long-term success. The Compensation Committee held one meeting during 2009.

The Board of Directors established a Finance and Transactions Committee in December 2007. The Finance and Transactions Committee assists the Board in fulfilling its oversight responsibilities by reviewing and recommending to the Board appropriate action with respect to the Company’s financial plans, including a review of the Company’s capital structure, source of funds, liquidity and financial position. The Finance and Transactions Committee did not meet separately but held periodic teleconferences to fulfill its responsibilities as described above.

The Board of Directors established a Governance and Nominating Committee in December 2006. The Governance and Nominating Committee identifies director candidates, reviews the qualifications and experience of each person to be considered as a nominee for election or reelection as a director, and recommends director nominees to fill vacancies on the Board and for approval by the Board of Directors and the shareholders. The Governance and Nominating Committee also develops the Company’s corporate governance guidelines and procedures, monitors developments in corporate governance principles and standards and makes recommendations to the Board in light of developments or changes deemed appropriate. The Governance and Nominating Committee held two meetings during 2009.

The Nomination Process

The Governance and Nominating Committee recognizes that no one individual will meet all of the criteria below, but it is such Committee’s expectation that the collective Board of Directors will meet the depth and breadth of the following criteria:

•	Demonstrated personal integrity that avoids conflicts of interest and undue influence by external parties in executing board responsibilities;

•	The capacity and desire to represent the balanced, best interests of the shareholders of the Company as a whole and not primarily a special interest group or constituency;

•	Demonstrated ability to be objective in reaching decisions and disciplined in carrying a demanding workload;

•	The ability to meet the time commitment of active Board membership, which will be no less than ten working days/year;

•	The ability to evaluate the Company’s financial and operating reports and to analyze the Company’s financial position;

•	A commitment to the Company and the values of the Company;

•	Knowledge of the Company’s core business;

•	Experience in and/or relationships within the Company’s industry or industries with which it deals or proposes to deal;

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•	Compatibility with existing board, management and the Company’s corporate culture;

•	Ownership of shares of the Company or willingness to become an owner of shares consistent with the Company’s guidelines;

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Knowledge of at least one functional area of board responsibility, such as financial management, fund raising, multi-stakeholder engagement, public relations, legal, organizational development, and/or human resource management;

•	Experience in corporate governance, such as experience as an officer or director of one or more publicly held companies;

•	Adequate business acumen and experience;

•	Status as a “financial expert” and “financially sophisticated” (with respect to any potential audit committee financial expert) as defined in applicable SEC rules and NYSE Amex listing standards;

•	An addition to the diversity of background and experience of the board, including with respect to age, gender, race, place of residence and specialized experience;

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Understanding of the legal framework governing corporations, sensitivity to the public responsibilities of corporations, and awareness of changing business conditions, technologies, markets, trends and opportunities; and

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A reputation, a position, or an affiliation befitting a director of a publicly held company, and an active engagement in an occupation or profession or an otherwise regular involvement in the business, professional or academic community.

When identifying and evaluating nominees for new directors, the Governance and Nominating Committee will first determine whether the nominee must or should be independent, which determination will be based upon the Company’s corporate governance documents, applicable securities laws, the rules and regulations of the SEC, applicable NYSE Amex rules, and the advice of counsel, if necessary. Neither the Board of Directors nor the Governance and Nominating Committee has adopted a formal policy with regard to diversity when evaluating candidates for election to the Board of Directors. However, as part of the nomination process, the Committee will consider diversity in professional background, experience, expertise, perspective, age, gender and ethnicity with respect to Board composition as a whole. The Committee does not assign specific weight to particular criteria, nor is any nominee chosen or excluded based on race, religion, national origin, sexual orientation, disability or any other basis proscribed by law. The Committee will then use the Board of Directors’ network of contacts to compile a list of potential candidates. The Committee may use a third party to identify or evaluate potential nominees. The Committee will recommend candidates to the Board of Directors, and the Board of Directors will meet to discuss and consider such candidates’ qualifications and choose a candidate by majority vote.

The Company will consider director candidates recommended by shareholders provided the procedures set forth below are followed by shareholders in submitting recommendations. The Company does not alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based upon the source of the director nomination. Any shareholder wishing to present a nomination for the office of director must do so in writing delivered to the Company’s Secretary at 6600 Port Road, Columbus, Ohio 43125, at least 120 days prior to the first anniversary of the date in the preceding year upon which proxy materials were first mailed to shareholders. Each written nomination must set forth: (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) the class and number of shares of the Company which are beneficially owned by such shareholder and the person to be nominated as of the date of such shareholder’s notice and by any other shareholders known by such shareholder to be supporting such nominees as of the date of such shareholder’s notice; (d) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC; and (e) the consent of each nominee to serve as a director of the Company if so elected.

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The director nominees for fiscal year 2010 (John D. Bair, Thomas M. O’Leary, Ralph V. Roberts and Michael R. Sayre) are incumbent directors, and each has been unanimously approved by the independent directors.

Board Leadership Structure

The current leadership structure of the Company provides for the combination of the roles of the Chief Executive Officer and the Chairman of the Board of Directors. Given the Company’s size, the nature of its business and the need for both a strong business and technical knowledge base in its decision making, the Company believes that the combination of these roles is the most effective approach. The Company also believes that the combination of the roles of the Chief Executive Officer and the Chairman of the Board of Directors is appropriate in light of the independent oversight of the Board. Although the Board has not designated a lead independent director, the Company has a long history of strong independent directors, with five of the seven current members of the Board being independent. In addition, the Audit, Compensation, and Governance and Nominating Committees are comprised solely of independent directors. The Board regularly reviews the Company’s leadership structure and reserves the right to alter the structure as it deems appropriate.

The Board’s Role in Risk Oversight

The Board of Directors primarily is responsible for assessing and managing the Company’s risk exposure and does so directly and through each of its Committees. The Board of Directors and each of its Committees regularly discuss with management the Company’s major risk exposures, the potential financial impact such risks may have on the Company, and the steps the Company must take to manage any such risks. The Company believes that this is an effective approach for addressing the risks faced and that the Company’s Board leadership structure, which combines the roles of the Chief Executive Officer and the Chairman of the Board of Directors, also supports this approach by providing a greater link between the Board and management.

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Audit Committee Report

The Audit Committee oversees the Company’s financial reporting process on behalf of the Board of Directors. All members of the Committee are independent, as required by applicable listing standards of NYSE Amex and by applicable laws and rules of the SEC. The Committee operates pursuant to a charter that was last amended and restated by the Board of Directors on January 30, 2003. The charter imposes on the Audit Committee the duties and responsibilities imposed upon audit committees generally by recent statutory and rule changes, particularly those contained in the Sarbanes-Oxley Act of 2002 (“SOX”) and the SEC rules promulgated pursuant to that Act. As set forth in the charter, management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited consolidated financial statements contained in the Annual Report on Form 10-K for the Company’s 2009 fiscal year with management, including a discussion of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (Codification of Statements on Auditing Standard, AU 380). The Audit Committee also reviewed with the independent registered public accounting firm, who are responsible for expressing an opinion on the conformity of the audited consolidated financial statements with accounting principles generally accepted in the United States (“U.S. GAAP”), their judgments as to the quality and acceptability of the Company’s accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards. In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1, and has discussed the independent registered public accounting firm’s independence from management and the Company.

The Audit Committee discussed with the Company’s Chief Financial Officer and the independent registered public accounting firm the overall scope and plans for the audit. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting.

The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of accounting or auditing, including the aspect of auditor independence. Members of the Committee rely without independent verification on the information provided to them in the representations made by management and the independent registered public accounting firm. Accordingly, the Audit Committee’s oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal control and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee’s considerations and discussions referred to above do not assure that the audit of the Company’s financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with U.S. GAAP or that the Company’s auditors are in fact independent.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board has approved) that the audited consolidated financial statements be included in the Annual Report on Form 10-K for the 2009 fiscal year for filing with the SEC. Consistent with the Board of Directors’ commitment to good corporate governance practices, the Committee will make a recommendation to the Board of Directors regarding the selection of the Company’s independent registered public accounting firm for the 2010 fiscal year after the Company’s required securities filings for the year ended December 31, 2009 are completed.

Submitted by the Audit Committee:

Carl J. Aschinger, Jr., Chairman

Benjamin Brussell

Thomas M. O’Leary

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Executive Officers

The following table summarizes information regarding the current executive officers of the Company.

Name	Age	Position
John D. Bair	44	President, Chief Executive Officer, Chief Technology and Innovation Officer, and Chairman of the Board of Directors

Timothy J. Harper	40	Chief Operating Officer

Nicholas J. Tomashot	46	Chief Financial Officer, Treasurer and Corporate Secretary

John D. Bair is a Company co-founder and was reappointed President and Chief Executive Officer in October 2009. Mr. Bair has served as the Company’s Chief Technology and Innovation Officer since 2006. Mr. Bair has served as a director since the Company’s inception and as Chairman of the Board of Directors since 1996. Mr. Bair was Chief Executive Officer from 1996 to 2006 and President from 1998 to 2004. From 1989 to 1998, Mr. Bair served as Corporate Secretary. Mr. Bair holds a Bachelor of Science degree in Computer and Information Science from the College of Engineering at The Ohio State University.

Timothy J. Harper has served as the Company’s Chief Operating Officer since October 2009. Mr. Harper previously served as Vice President, Services Group, Operations and Logistics since February 2009. Prior to that time, Mr. Harper served as Vice President, Global Operations and Logistics since joining the Company in 2007. Prior to joining the Company, Mr. Harper held various executive positions with Alcatel-Lucent Global Supply Chain and Worldwide Services Divisions. Mr. Harper’s most recent positions included Director of Electronic Manufacturing Services from 2006 to 2007, Director of Worldwide Services for the Caribbean and Latin America Region from 2005 to 2006, and Director of Major Accounts Mobility from 2003 to 2005. Mr. Harper holds a Bachelor of Science in Business Administration from The Ohio State University and a Master’s in Business Administration from Capital University.

Nicholas J. Tomashot has served as the Company’s Chief Financial Officer, Treasurer and Corporate Secretary since joining the Company in April 2008. Prior to joining the Company, Mr. Tomashot served as Vice President Operations Finance – Thailand from 2004 to 2008 and as Vice President of Finance for Innovex, Inc. from 2001 to 2004. Mr. Tomashot holds a Bachelor of Science degree in Finance from The Ohio State University and a Master’s in Business Administration from the Duke University Fuqua School of Business.

9

Executive Compensation

Summary Compensation Table

The following table summarizes compensation information of the Company’s executive officers for the fiscal year ended December 31, 2009:

Name & Principal Positions	Year	Salary ($)	Bonus ($) (1)	Option Awards ($) (2)	All Other Compensation ($) (3)	Total ($)
John D. Bair	2009	$235,000	$—	$3,652	$5,455	$244,107
President, Chief Executive Officer, Chief Technology and Innovation Officer, and Chairman of the Board of Directors	2008	$246,000	$—	$6,008	$9,595	$261,603

Timothy J. Harper	2009	$169,000	$—	$3,652	$240	$172,892
Chief Operating Officer	2008	$152,000	$10,000	$54,653	$2,222	$218,875

Nicholas J. Tomashot	2009	$172,000	$—	$3,652	$360	$176,012
Chief Financial Officer, Treasurer and Corporate Secretary	2008	$121,000	$5,000	$24,030	$1,003	$151,033

Michael R. Sayre (4)	2009	$239,000	$—	$3,652	$3,492	$246,144
Former President and Chief Executive Officer	2008	$275,000	$—	$—	$8,157	$283,157

(1)	Amount represents the bonus earned for the reported year based upon the Bonus Plan.
(2)

The value of the stock option awards in this column equals the aggregate grant date fair value of stock options granted by the Company in the reported year. For a discussion of relevant assumptions used in the calculation of the fair value of the stock options on grant date and current year expense in accordance with U.S. GAAP, see Note 12 to the Company’s consolidated financial statements included in the Company’s Annual Report on Form 10-K for the period ended December 31, 2009.

(3)

Mr. Bair received $4,140, Mr. Harper received $2,016, Mr. Tomashot received $748 and Mr. Sayre received $4,140 for 2008 for matching and profit sharing contributions earned and payable pursuant to the Company’s defined contribution plan. Mr. Bair received $5,215 in 2009 and 2008 for a term life insurance policy in which his spouse is the beneficiary. Premiums paid for group term life insurance on behalf of Mr. Bair, Mr. Harper, Mr. Tomashot and Mr. Sayre were $240, $240, $360 and $552, respectively, in 2009 and $240, $206, $249 and $552, respectively, in 2008. Mr. Tomashot received $754 in 2008 for relocation expenses. Mr. Sayre received $2,940 in 2009 and $3,465 in 2008 for club membership dues.

(4)

On October 30, 2009, in connection with restructuring measures to provide for a reduction in operating expenses and to further increase the efficiency of the Company’s operations, and upon the recommendation of senior management, the Board of Directors decided to terminate Michael R. Sayre from his positions as President and Chief Executive Officer of the Company, without cause. In accordance with his employment agreement, the Company provided Mr. Sayre with a 60-day notice of termination of his employment on October 30, 2009, and will provide for the continuation of his base salary and fringe benefits for one year from the termination effective date of December 31, 2009. Mr. Sayre will remain on the Board of Directors of the Company, and will serve as an outside advisor to the management team.

10

Employment Agreements

The Company entered into employment agreements with John D. Bair, Chairman of the Board, President, Chief Executive Officer, and Chief Technology and Innovation Officer, and Timothy J. Harper, Chief Operating Officer, on November 30, 2009, and with Nicholas J. Tomashot, Chief Financial Officer, on December 31, 2008. These agreements expressed the Company’s and the respective employee’s desire to amend and restate in their entirety the prior agreements.

Except as specifically described below with respect to each employee regarding duties, compensation and fringe benefits, each of the employment agreements is identical as to the following material terms:

•	The term of each employment agreement is from the effective date of each agreement to May 1, 2012 unless earlier terminated by either party in accordance with the terms of the agreement.

•

The agreements provide for the respective employee’s entitlement to: (a) receive an incentive cash bonus based upon factors and formulae established by the Board or its Compensation Committee; (b) annual paid vacation days that must be used or forfeited by February 15 of the following year; (c) stock options in such quantities and at such exercise prices as may be established by the Board or an option committee; (d) long-term disability payments; (e) attendance at personal executive development or experiential learning seminars that also benefit the Company; and (f) such other fringe benefits and perquisites as may be provided generally for the Company’s executive management pursuant to policies established or changed from time to time by the Board.

•

The agreements may be terminated by the respective employee: (a) within six months of a change in control of the Company, in which case the employee shall be entitled to receive (i) continuation of his base salary and fringe benefits for six months; (ii) any bonus earned and/or accrued through the date of termination; and (iii) immediate vesting of 100% of the unvested stock options held by the employee, such options being exercisable for a period of at least 180 days following termination (subject to the Company, in its sole discretion, extending such period to up to one year following the date of termination); or (b) upon voluntary resignation with not less than 30 days written notice, in which case the employee shall be entitled to receive (i) base salary and fringe benefits through the date of resignation; (ii) any bonus earned and/or accrued through the date of resignation; and (iii) retention of the right to exercise any vested stock options in accordance with the plan under which such options were issued. In the event that the employee fails to provide at least 30 days advance written notice of his voluntary resignation, he shall not be entitled to any portion of the bonus described in clause (b) (ii) above.

•

The agreements may be terminated by the Company: (a) for cause, as defined, in which case the employee shall be entitled to receive only his base salary through the date of termination; (b) without cause, upon not less than 60 days written notice, in which case the employee shall be entitled to receive (i) continuation of his base salary and fringe benefits for 6 months; (ii) any bonus earned and/or accrued through the date of termination; and (iii) immediate vesting of 50% of the unvested stock options held by the employee, such options being exercisable for a period of at least 180 days following termination (subject to the Company, in its sole discretion, extending such period to up to one year following the date of termination); or (c) upon the death or long-term disability of the employee.

•

The agreements also provide for non-competition and non-solicitation covenants from the employee during the course of his employment and for one year after termination for any reason, and for a nondisclosure covenant from the employee during the course of his employment and indefinitely after termination.

•

The agreements include an assignment of intellectual property developed or conceived by the employee at any time during the term of his employment with the Company and for one year after termination for any reason.

11

Bair Employment Agreement

In addition to the material terms described above, the employment agreement with Mr. Bair provides for: (a) an annual minimum base salary, as determined and approved by the Compensation Committee, of $230,000; (b) payment of life insurance premiums on a $500,000 face amount whole life insurance policy; (c) reimbursement for attendance at a technical development seminar or training of his choice for up to three days during each year of the term of the employment agreement; and (d) continuation of his base salary and fringe benefits for one year upon termination for any reason, other than for cause.

Mr. Bair’s duties as the President, the Chief Executive Officer, and the Chief Technology and Innovation Officer shall be: (a) responsibility for establishing and supervising the implementation of the business policies and operating programs, budgets, procedures and direction of the Company; (b) monitoring and evaluating the effectiveness of the management of the Company; (c) implementing strategic plans for the Company; (d) maintaining active oversight of developments in the Company’s key markets; (e) helping the Company identify new business opportunities; and (f) performing such other services as may be reasonably assigned to him from time to time by the Board of Directors.

Harper Employment Agreement

In addition to the material terms described above, the employment agreement with Mr. Harper provides for an annual minimum base salary, as determined and approved by the Compensation Committee, of $200,000.

Mr. Harper’s duties as Chief Operating Officer shall be: (a) responsibility for global sales; (b) establishing and supervising the implementation of the business policies, operating programs, budgets, forecasts, procedures and direction of the Operations, Logistics and Supply Chain groups; (c) developing and implementing strategic plans for those groups and the Company; (d) monitoring and evaluating the effectiveness of those groups in contributing to the attainment of the Company’s goals and objectives; and (e) such other services as may be reasonably assigned to him from time to time by the President and Chief Executive Officer.

Tomashot Employment Agreement

In addition to the material terms described above, the employment agreement with Mr. Tomashot provides for an annual minimum base salary, as determined and approved by the Compensation Committee, of $180,000.

Mr. Tomashot’s duties as Chief Financial Officer, Treasurer and Secretary shall be: (a) developing and directing the financial plans and policies of the Company; (b) establishing and maintaining generally accepted accounting practices and internal controls; (c) establishing and maintaining relationships with the financial community; (d) providing executive direction over the controller and accounting operations; (e) overseeing operations for treasury, budget and taxes; (f) supporting the Board as Treasurer and Corporate Secretary; and (g) performing such other duties as may be assigned to him from time to time by the President and Chief Executive Officer.

12

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes information about option awards that have been granted to, but unexercised by, the CEO and named executive officers as of December 31, 2009:

	Option Awards
	Number of Securities Underlying Unexercised Options		Option Exercise Price ($)	Option Expiration Date
Name	Number Exercisable	Number Unexercisable
John D. Bair	150,000	—	$3.30	5/3/15
	2,500	22,500	$1.00	8/11/18
	—	22,500	$0.51	5/26/19

Timothy J. Harper	10,000	40,000	$1.45	3/17/18
	10,000	40,000	$1.90	5/16/18
	2,500	22,500	$1.00	8/11/18
	—	22,500	$0.51	5/26/19

Nicholas J. Tomashot	10,000	90,000	$1.00	8/11/18
	—	22,500	$0.51	5/26/19

Compensation of Directors

Directors who are employees of the Company receive no separate compensation for their services as directors. The whole Board of Directors determines the compensation of the independent directors after receiving the recommendation of the CEO. Currently, independent directors receive a $2,000 quarterly retainer, a fee of $1,500 for each Board meeting attended, $1,000 for each Audit Committee meeting attended, and $750 for each Compensation Committee, Finance and Transactions Committee, and Governance and Nominating Committee meeting attended. The Audit Committee Chairman, currently Mr. Aschinger, receives a fee of $3,500 per Audit Committee meeting. The Compensation Committee Chairman, currently Mr. Cathey, and the Finance and Transactions Committee and the Governance and Nominating Committee Chairman, currently Mr. Brussell, receive a fee of $2,250 per meeting attended in which they chair. Each new independent director receives an initial grant of 20,000 stock options issued under the 2000 Directors Stock Option Plan (“Directors Plan”). Annually, each independent director receives a grant of 5,000 stock options from the Director Plan. All options granted under the compensation package noted above vest one year from the grant date.

The table below summarizes the compensation paid by the Company to independent directors for the fiscal year ended December 31, 2009:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	Total ($)
Carl J. Aschinger, Jr.	$28,775	$2,480	$31,255
Benjamin Brussell	$21,375	$2,480	$23,855
Hugh C. Cathey	$19,225	$2,480	$21,705
Thomas M. O’Leary	$17,850	$2,480	$20,330
Ralph V. Roberts	$13,300	$2,480	$15,780

(1)

The value of the stock option awards in this column equals the aggregate grant date fair value of stock options granted by the Company in the reported year. For a discussion of relevant assumptions used in the calculation of the fair value of the stock options on grant date and current year expense in accordance with U.S. GAAP, see Note 12 to the Company’s consolidated financial statements included in the Company’s Annual Report on Form 10-K for the period ended December 31, 2009. As of December 31, 2009, each Director has the following number of options outstanding: Carl J. Aschinger, Jr., 38,000; Benjamin Brussell, 38,000; Hugh C. Cathey, 28,000; Thomas M. O’Leary, 58,000; and Ralph V. Roberts, 28,000.

13

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s officers, directors and persons who own more than 10% of a registered class of the Company’s equity securities to file statements of beneficial ownership of the Company’s shares of common stock. Based on a review of the forms submitted to the Company during and with respect to its most recent fiscal year, no person who, at any time during such fiscal year, was a director, officer, or beneficial owner of more than 10% of any class of equity securities of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), failed to file, on a timely basis, reports required by section 16(a) of the Exchange Act during the Company’s most recent fiscal year.

Certain Relationships and Related Transactions

From January 1, 2009 to the date of this proxy statement, there have not been any transactions, and there are currently no proposed transactions, in which the amount involved exceeded $120,000 or one percent of the average of the Company’s total assets at year end for the last two completed fiscal years to which the Company was or is to be a participant and in which any executive officer, director, nominee for director, 5% beneficial owner of our common stock or member of their immediate family had or will have a direct or indirect material interest, except as described above under “Employment Agreements.”

Security Ownership of Certain Beneficial Owners

The following table sets forth certain information with respect to persons known by the Company to own beneficially more than 5% of its common shares:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Ownership
John D. Bair	1,301,844	(2)	16.3%
6600 Port Road
Groveport, OH 43125

First Wilshire Securities Management, Inc.	1,120,590	(3)	13.8%
Lake Street Fund LP
1224 East Green Street, Suite 200
Pasadena, CA 91106

(1)	Except as otherwise indicated below, the person listed above has the sole right to vote and to dispose of the common shares of the Company listed in his name.
(2)

Based on Schedule 13G dated February 4, 2010, as filed with the SEC by John D. Bair. Includes 152,500 shares that may be acquired by Mr. Bair upon the exercise of options that are currently exercisable or exercisable within 60 days of March 16, 2010, and 8,000 shares held by Joy S. Bair, the spouse of John D. Bair.

(3)

Based on Schedule 13G dated February 12, 2010, as filed with the SEC by Matthew Dunn. Includes 300,000 shares that may be acquired by First Wilshire Securities Management, Inc. upon the exercise of warrants that are currently exercisable.

14

Security Ownership of Management

The following table summarizes common shares of the Company owned by directors, nominees, each of the named executive officers, and all executive officers and directors as a group, as of March 16, 2010:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1) (2)		Percent of Ownership
Carl J. Aschinger, Jr.	59,100		*
John D. Bair	1,301,844	(3)	16.3%
Benjamin Brussell	35,000		*
Hugh C. Cathey	25,350		*
Timothy J. Harper	58,000		*
Thomas M. O’Leary	118,000		1.5%
Ralph V. Roberts	25,000		*
Michael R. Sayre	352,500		4.3%
Nicholas J. Tomashot	13,000		*
All directors and executive officers (9 persons)	1,987,794		24.9%

*	Less than one percent.
(1)	Unless otherwise indicated below, the persons listed in the table noted above have the sole right to vote and to dispose of the common shares of the Company listed in that person’s name.
(2)

Includes shares issuable pursuant to stock options exercisable within 60 days after March 16, 2010 as follows: Mr. Aschinger, 35,000; Mr. Bair, 152,500; Mr. Brussell, 35,000; Mr. Cathey, 25,000; Mr. Harper, 56,000; Mr. O’Leary, 55,000; Mr. Roberts, 25,000; Mr. Sayre, 325,000; Mr. Tomashot, 10,000; all directors and executive officers as a group, 718,500.

(3)	Includes 8,000 shares held by Joy S. Bair, the spouse of John D. Bair.

Shareholder Communications with the Board of Directors

The Company’s Board of Directors has always been, and will remain, open to communications from the Company’s shareholders. The following process for communication between shareholders and the Board was established by the Board in February 2004.

If any Company shareholder desires to send a communication to the Board, such shareholder may mail any such communication, on an anonymous or named basis, to any Director or to the Company’s Corporate Secretary (Nicholas J. Tomashot) at the Company’s headquarters at 6600 Port Road, Groveport, Ohio 43125. The Secretary will review the communication and forward it to such Director or Directors as is appropriate. While the Board certainly makes efforts to respond to communications from the Company’s shareholders, this process will not result in, nor should it be viewed to create an obligation of, a response to any communication. Shareholder proposals must be communicated in accordance with the procedures prescribed by the applicable securities laws and otherwise pursuant to the process described in the section of this proxy statement captioned “Shareholder Proposals” below.

Independent Registered Public Accounting Firms

The Board of Directors, upon the recommendation of the Audit Committee, will select the Company’s independent registered public accounting firm for the year ending December 31, 2010, after the Company’s securities filings for the year ended December 31, 2009 are completed. McGladrey & Pullen, LLP (“McGladrey”) has performed the audit of the Company’s financial statements for the fiscal years ended December 31, 2009, 2008 and 2007. A representative of McGladrey is expected to be present at the Annual Meeting and to have an opportunity to make a statement if the representative desires and to respond to appropriate questions.

15

On January 16, 2008, the Company dismissed Maloney + Novotny LLC (“Maloney”), formerly known as Hausser + Taylor LLC, as the Company’s independent registered public accounting firm. Hausser + Taylor LLC performed the audit of the Company’s financial statements for the fiscal years ended December 31, 2006 and December 31, 2005. The decision to dismiss Maloney was made by the Audit Committee and approved by the full Board of Directors, and was made due to the desire to continue to utilize the audit engagement team and personnel formerly with Maloney, who are now employed by McGladrey. The report of Maloney on the financial statements of the Company for the 2006 fiscal year contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During 2006 and through January 18, 2008, there were no disagreements with Maloney on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Maloney would have caused them to make reference thereto in their reports on the financial statements of the Company for such years.

On January 17, 2008, the Company engaged McGladrey to audit the Company’s financial statements for the fiscal year ending December 31, 2007. The decision to engage McGladrey was made by the Audit Committee and approved by the full Board of Directors. Neither the Company nor anyone on behalf of the Company consulted with McGladrey regarding any of the items listed in Item 304(a)(2) of Regulation S-K.

Fees

“Audit Fees” are the aggregate fees billed by McGladrey for professional services rendered for the audit of the Company’s annual consolidated financial statements; the review of the interim consolidated financial statements included in the Company’s Quarterly Reports on Form 10-Q; and, prior to the SEC’s delay of the Company’s applicable effective date from 2009 to 2010 for compliance with SOX, the audit of the Company’s internal control over financial reporting with the objective of obtaining reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Audit fees totaled $122,000 and $182,000 for the years ended December 31, 2009 and 2008, respectively.

“Audit-Related Fees” refer to additional fees billed by McGladrey for assurance and related services reasonably related to the performance of the audit or review of the Company’s financial statements that were not included under the heading “Audit Fees” above. “Tax Fees” refer to the aggregate fees billed by McGladrey for professional services related to tax compliance, tax advice and tax planning. “All Other Fees” refer to the aggregate fees billed by McGladrey for any other professional services. There were no audit-related fees, tax fees or all other fees billed by McGladrey for 2009 or 2008.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee’s pre-approval policies and procedures require the independent registered public accounting firm to seek pre-approval by the Audit Committee of all audit and permitted non-audit services by providing a prior description of the services to be performed and specific fee and expense estimates for each such service. The Audit Committee periodically monitors the services rendered by and actual fees paid to the independent registered public accounting firm to ensure that such services are within the parameters approved by the Audit Committee. The Audit Committee approved all of the services performed by McGladrey and Grant during the 2009 fiscal year.

Shareholder Proposals

Proposals of shareholders intended to be presented at the 2011 Annual Meeting of shareholders must be received by the Company for inclusion in the proxy statement and form of proxy on or before 120 days in advance of the first anniversary of the date of this proxy statement. Proposals may be no more than 500 words long, including any accompanying supporting statement.

16

For any proposal that is not submitted for inclusion in next year’s proxy statement, but instead is sought to be presented directly at next year’s Annual Meeting, SEC rules permit management to vote proxies in its discretion if (a) the Company receives notice of the proposal at least 45 days before the one year anniversary of the date this proxy was mailed and advises shareholders in next year’s proxy statement about the nature of the matter and how management intends to vote on such matter, or (b) the Company does not receive notice of the proposal prior to 45 days before the one year anniversary of the date this proxy was mailed.

Other Matters

Management does not know of any other matters that may come before the Annual Meeting. However, if any other matters properly come before the Annual Meeting, the persons named in the accompanying form of proxy intend to vote the proxy in accordance with their judgment on such matters.

The Company will bear the cost of soliciting proxies. In addition to the use of the mails, officers, directors and regular employees may solicit proxies, personally or by telephone or facsimile. The Company will reimburse banks, brokers and nominees for any out-of-pocket expenses incurred by them in sending proxy materials to the beneficial owners of shares held by any banks, brokers or nominees.

/s/ Nicholas J. Tomashot
Nicholas J. Tomashot
Corporate Secretary

17

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-16103

PINNACLE DATA SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Ohio	31-1263732
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
6600 Port Road, Groveport, Ohio	43125
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number: (614) 748-1150

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, without par value	NYSE Amex

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates on June 30, 2009 computed by reference to the closing sale price per share of the registrant’s common shares on NYSE Amex was $3,337,878.

On March 9, 2010, the registrant had outstanding 7,825,099 common shares without par value, which is the registrant’s only class of common equity.

Documents Incorporated by Reference

Part III of this Form 10-K incorporates by reference certain portions of the registrant’s definitive Proxy Statement relating to the 2010 Annual Meeting of Shareholders.

PINNACLE DATA SYSTEMS, INC.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

SAFE HARBOR STATEMENT

Portions of this Annual Report on Form 10-K (including information incorporated by reference) include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, but not limited to, statements regarding Pinnacle Data Systems, Inc. achieving its financial growth and profitability goals, or its sales, earnings and profitability expectations for the fiscal year ending December 31, 2010. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “seek,” “may” and similar expressions identify forward-looking statements that speak only as of the date of this Annual Report on Form 10-K. Investors are cautioned that such statements involve risks and uncertainties that could cause actual results to differ materially from historical or anticipated results due to many factors. These factors include, but are not limited to, the following:

•

changes in general economic conditions, including prolonged or substantial economic downturn, and any related financial difficulties experienced by original equipment manufacturers, end users, customers, suppliers or others with whom the Company does business;

•	changes in customer order patterns;

•	changes in our business or our relationship with major technology partners or significant customers;

•	failure to maintain adequate levels of inventory;

•	production components and service parts cease to be readily available in the marketplace;

•	lack of adequate financing to meet working capital needs or to take advantage of business and future growth opportunities that may arise;

•	inability of cost reduction initiatives to lead to a realization of savings in labor, facilities or other operational costs;

•	deviation of actual results from estimates and/or assumptions used by the Company in the application of its significant accounting policies;

•	lack of success in technological advancements;

•	inability to retain certifications, authorizations or licenses to provide certain products and/or services;

•	risks associated with our new business practices, processes and information systems;

•	impact of judicial rulings or government regulations, including related compliance costs;

•	disruption in the business of suppliers, customers or service providers due to adverse weather, casualty events, technological difficulty, acts of war or terror, or other causes;

•	risks associated with doing business internationally, including economic, political and social instability and foreign currency exposure; and

•	other factors from time to time described in the Company’s filings with the United States Securities and Exchange Commission (“SEC”).

The Company undertakes no obligation to publicly update or revise any such statements, except as required by applicable law.

PART I

ITEM 1.	BUSINESS

Overview

Pinnacle Data Systems, Inc. (“PDSi”, “we”, “our”, or the “Company”) was incorporated under the laws of the State of Ohio in March 1989. PDSi is headquartered at 6600 Port Road, Groveport, Ohio 43125, telephone (614) 748-1150. The common shares of PDSi are traded on NYSE Amex under the stock symbol “PNS.”

About PDSi

PDSi is a global provider of services and products for original equipment manufacturers (“OEMs”) of computer hardware products or products that contain computer hardware.

We provide a variety of engineering and manufacturing services for global OEMs requiring custom product design, system integration, repair programs, warranty management, and specialized production capabilities. With service centers in the United States (“U.S.”), Europe and Asia, we ensure seamless support for solutions all around the world, as well as depot repair and reverse logistics programs for the OEMs of other types of computer equipment.

We offer a wide range of technology platforms, including standard and custom-designed products for the telecommunications, imaging, defense/aerospace, medical, industrial automation and information technology (“IT”) markets. Our product capabilities range from board-level designs to globally certified, fully integrated systems. Our specialties include long-life, embedded products and unique, customer-centric solutions.

PDSi’s turnkey product development programs help our customers bring their solutions to market faster and provide comprehensive service for the lifecycle of their products. Leveraging over twenty years of repair experience, as well as our engineering talent and global locations, our depot repair and reverse logistics programs provide innovative, competitively priced and timely in-region services focused on higher value circuit boards and infrastructure products such as servers, network equipment and storage devices.

Our business model has a foundation of technical intellectual property in the form of unique product designs (“Product”) and technical service and support programs (“Service”), such as the depot repair and logistics programs we provide the field service organizations of OEMs. Over the Company’s history, our service business and orientation have afforded us opportunities to build strong engineering talent that we leverage for the development and sale of high-potential engineered computer solutions for specific customers and niche-industry applications.

Many of our products are based on the high performance computer processing technologies of Sun Microsystems (“Sun”), Intel Corporation (“Intel”) and Advanced Micro Devices, Inc. (“AMD”), three of the world’s leading producers of computer components and systems. Our board-level products incorporate unique designs based on these leading-edge technologies and are engineered into the embedded form factor standards used by these OEMs, such as CompactPCI, ATX, AdvancedTCA and MicroTCA. Our target OEMs for our product design and integration offerings are key players in industries such as telecommunications, imaging, defense/aerospace, medical, industrial automation and IT. These industries are typified as requiring long-lifecycle, high reliability and high performance solutions that have challenging environmental requirements for which commercial off the shelf (“COTS”) products often are unsuitable. Our goal is to develop solutions that address these challenges and meet very specific OEM requirements. Where commercially viable, we seek to develop fully custom products designed to niche requirements not otherwise served by COTS solutions.

These products are sold to OEMs and then typically resold to end-users as components of the OEMs’ final products. OEMs design, engineer, manufacture, assemble, modify and/or integrate computer systems or components to fit their specific application needs. Where a more integrated deliverable is preferred by the OEM, we will leverage our long-standing expertise in system design to combine our products with other third party COTS computer components or peripherals, such as chassis enclosures, power supplies and software, and deliver a turnkey solution. Our goal is for these integrated solutions to contain sufficient content originated by PDSi to create recurring business with customers and to solidify their ongoing perception of value. Thus, we seek to develop OEM relationships that lead to high-value customization and multi-year engagements to deliver turnkey solutions.

As part of our Service business, we offer complete technical service and support for OEM products, with a focus on higher value circuit boards and infrastructure products such as servers, network equipment and storage devices. Services include warranty screening, notional temperance factor testing, repair, inventory management and logistics services, and post-production end-of-life (“EOL”) re-engineering when needed. We operate facilities in North America; the Europe, Middle East and Africa (“EMEA”) region; and the Asia Pacific (“APAC”) region based on common business systems, technical processes, quality systems and IT infrastructure. We provide depot repair and testing services for OEMs seeking to outsource these activities while ensuring they can maintain desired quality and repair turnaround standards. OEM field service organizations ship their suspect non-functioning equipment to our designated depot location for testing and repair. We also manage “advanced-exchange” repair programs where required. We perform our highest volume testing and repair on complex printed circuit boards, systems, data storage devices and other peripheral equipment. For our largest OEM customers, we maintain and share online information management systems that seamlessly connect our companies.

We have a long history of working with legacy equipment and discontinued products. We specialize in servicing products where high mix and declining volumes have become a challenge to others. Our EOL product management service allows our customers to maximize the return on their investment in technology by providing continued support for products either no longer in production or no longer supported by the original manufacturer. This allows our customers to eliminate or delay the engineering, software development and re-certification charges required to integrate new technology into their products. For example, when a computer board manufacturer stops manufacturing a particular board, its OEM customers are left with few alternative sources for the boards they need to continue building or repairing their products. We can provide the boards, purchased from a number of available sources, either new or refurbished, or we can redesign a new board with the same form, fit and function with components that are readily available at the time.

We are a SunSoft Master Distributor authorized to provide our customers with the right to use Solaris, Sun’s UNIX operating system, and we are a member of the Sun Partner Advantage Program. We are an authorized Intel Product Dealer and have earned Intel Channel Partner Premier Member status for our distinct level of competency with Intel technologies. We are an authorized AMD Platinum Solution Provider. We also are licensed by Microsoft to distribute embedded Microsoft operating systems.

We consider our Product and Service segments to be complementary. Our services provide a competitive advantage in selling our products since the entire global infrastructure is already in place to provide high-quality service and support before and after a sale, and new product development keeps our engineers and service technicians on the forefront of technologies that generate new service opportunities.

Customers

We derive a significant amount of our sales from a relatively small number of customers. Our two largest customers combined generated sales of 54% and 60% of total sales during 2009 and 2008, respectively.

While a significant number of our customers are Fortune 500 companies, in 2008 we expanded our marketing and sales efforts to the middle market (companies with less than $5 billion in sales) where we believe our value is recognized and rewarded with higher margins.

The Company’s strategic focus continues to be on growth in the number and diversity of programs within our current customer base, as well as expansion of the total number of customers in that base. However, the Company’s relatively small number of customers can create significant sales volatility. If sales generated by any of our largest customers or other customers that provide meaningful revenues declined significantly without additional product or service business, the results of our operations could be materially adversely affected.

Suppliers

We believe all critical production components and service parts, or suitable substitutes, are readily available in the marketplace from multiple manufacturers and/or suppliers, new or refurbished, as required by current customer demand. In 2009, three suppliers provided 13%, 12% and 11%, respectively, of the component parts that we purchased to meet our production and service requirements. In 2008, two suppliers provided 16% and 12%, respectively, of the Company’s purchased component parts.

Working Capital

We can be required to carry significant amounts of inventory to meet the production schedules and maintain the repair service obligations of our customers. As requirements for inventory and other working capital grow with an increase in Product and Service revenues, we will continue to evaluate financing alternatives to fund the future growth of the Company and its working capital needs.

Competition

Competition for our embedded computing products comes from other computer products companies (and divisions) such as Curtiss-Wright Embedded Computing, Emerson Embedded Computing, GE Fanuc Intelligent Platforms, Kontron, Radisys and Vadatech. We believe that our technical, service and operational capabilities, coupled with our agility, responsiveness, and willingness to design and build products meeting specific customer requirements, give us a competitive edge and allow us to build long-term relationships.

We market our products and customization services to specific customers and industry niches to minimize competition from larger players, as the cost involved may be prohibitive for our competitors to support the product development, manufacture and service of the smaller volumes typical of our customers’ requirements. We differentiate ourselves from smaller companies through our breadth of service offerings and our global service and distribution capabilities. In addition, we believe we differentiate ourselves from these competitors through the strength of our close relationships with our large OEM partners (Sun, Intel, AMD and others). The level of engineering complexity and after-the-sale service and support on some products reduces competition from value-added resellers of all sizes and geographic coverage, and from COTS products. However, many of our competitors have substantially greater technical, manufacturing, marketing and financial resources to develop and market engineering and manufacturing services or COTS products.

The primary competitive factors in the electronic equipment service industry are price, quality and scope of services provided, which is based, to a large degree, on in-house technical expertise. We compete with the in-house repair centers of OEMs, third party maintenance providers, contract manufacturers (“CMs”) such as Celestica and Flextronics, global repair organizations such as Data Exchange Corp. and Communications Test Design, Inc., and other specialized independent depot repair organizations. CMs can also be a potential customer when they are looking to outsource smaller or more complex repair programs while still maintaining control of their customer relationships (rather than opening a door for that customer to go to a competitor). We believe we differentiate ourselves by offering (1) complete packaged solutions supported by a broad scope of repair and logistics service offerings; (2) programs for more complex, lower volume and EOL products that are not our competitors’ focus or strength; (3) service centers in the North America, EMEA and APAC regions; (4) flexibility in tailoring our operating procedures to fulfill stringent quality, documentation and reporting requirements, including registrations under ISO9001, ISO13485 for medical devices, TL9000 for telecommunications equipment, and ISO14001 for our environmental and safety processes; (5) cost-effective solutions to fulfill our customers’ service needs; and (6) experience working with and for a wide variety of technologies and large, well-known OEM customers. However, a number of our competitors have substantially greater technical, manufacturing, marketing and financial resources to develop and market similar services should they choose to do so.

Trademarks

The Company holds the registration rights under the federal trade and service marks to its “PDSi” logo and for “Pinnacle Data Systems.”

License and Royalty Agreements

The Company has entered into various license and royalty agreements for technology exchange. The purpose of these agreements generally has been to obtain certain proprietary or patented technology used in products we build. We believe that no single license and royalty agreement is material in relation to our business as a whole except as discussed below.

The Company is an authorized OEM Technology Partner (“OTP”) of Sun, which entitles us to buy Sun products at specified discounts for the purpose of modifying Sun’s product and/or integrating it into our products for resale to our OEM customers. Either party can terminate without cause or upon default of the agreement as agreed upon in the authorization agreement. The OTP designation, or its predecessor Master Value-Added Integrator (MVAI) designation, was required in product sales of $2.4 million and $2.5 million, or 10% and 5%, of total product sales in 2009 and 2008, respectively.

Research and Development

The Company’s research and development (“R&D”) costs primarily have been customer-sponsored. Any costs not sponsored by a customer are expensed as incurred in operating expenses. Non-sponsored R&D expenses totaled $453,000 and $253,000 for 2009 and 2008, respectively.

Environmental Compliance Costs

Certain facets of our operations involve the use of substances regulated under various federal, state and local laws governing the environment. The liability for environmental remediation and related costs can be significant, although the Company has not incurred any to date. Environmental costs and environmental regulations currently are not material to our results of operations or financial position since we maintain limited quantities of such substances. Similarly, no other federal, state or local laws or regulations are expected to materially impact our results of operations or financial position. The Company is registered under ISO 14001 for environmental compliance.

Employees

As of December 31, 2009, we had 121 full-time employees. We depend on certain key employees and face competition in hiring and retaining qualified employees. We believe we have a good relationship with our employees, none of whom are subject to collective bargaining agreements.

Availability of Information

The Company makes available through its internet website (www.pinnacle.com) as soon as reasonably practicable its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act

of 1934, as amended, after electronically filing such material with the SEC. The Company has posted on its website a copy of its code of business conduct and ethics and conflict of interest policy. The reference to the Company’s website address does not constitute incorporation by reference of the information contained on the website and should not be considered part of this document.

The public may read and copy any materials the Company has filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operations of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Since the Company is an electronic filer, the SEC also maintains an internet website (www.sec.gov) that contains reports, proxy and information statements, and other information filed by the Company.

ITEM 1A.	RISK FACTORS

Not applicable.

ITEM 1B.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2.	PROPERTIES

We lease approximately 113,000 square feet of production, warehouse, laboratory and office space in a building located at 6600 Port Road, Groveport, Ohio. We entered into a ten-year lease in May 1999. In February 2009, this lease was amended to extend the lease to July 2012 at reduced annual rates. In addition, the Company leases approximately 52,000 square feet of warehouse and production space in a building located at 6295 Commerce Center Drive, Groveport, Ohio, within two miles of our main Groveport facility. This lease also was amended in February 2009 to extend its term from the original termination date of April 2009 to July 2012 at reduced annual rates.

In November 2008, the Company moved its EMEA operation into approximately 34,000 square feet of leased space located at Morsestraat 26, 4004 JP Tiel, the Netherlands. This location more than doubles the floor space of the previous location in the Netherlands. The initial term of this lease is five years and may be renewed in five-year increments. In November 2008, the Company also moved its APAC operation to approximately 6,000 square feet of leased space at Leahander Centre, 28 Wang Wo Tsai Street, Tsuen Wan, Hong Kong. This location is comparable in size to the operation’s previous location in Hong Kong. The initial term of this lease is two years and may be renewed for an additional year.

The Company’s facilities are well maintained and suitable for the operations conducted. The productive capacity of our plants is adequate for our current requirements and future growth.

ITEM 3.	LEGAL PROCEEDINGS

The Company periodically becomes involved in claims and legal proceedings that arise in the ordinary course of its business. No pending litigation, individually or collectively, is expected to have a material adverse effect on the Company’s results of operations, financial position or cash flows.

PART II

ITEM 5.	MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

(a)	Market Information. The Company’s common stock trades on NYSE Amex under the stock symbol “PNS.” The following table summarizes the range of high and low sales prices of the Company’s common shares on NYSE Amex during 2009 and 2008:

	Market Price
Quarter Ended	High	Low	Closing
March 31, 2009	$0.58	$0.30	$0.51
June 30, 2009	0.75	0.36	0.50
September 30, 2009	0.79	0.46	0.75
December 31, 2009	0.80	0.28	0.47

March 31, 2008	$2.65	$1.20	$1.39
June 30, 2008	2.25	1.40	1.45
September 30, 2008	1.45	0.53	0.66
December 31, 2008	0.80	0.30	0.44

(b)	Holders. On March 9, 2010, there were 82 shareholders of record of the Company’s common stock. Most of the shares of Company common stock not held by officers and directors are held in street name.

(c)	Dividends. During the past five years, the Company has not paid cash dividends. Payments of dividends are within the discretion of our Board of Directors. The Company does not expect to pay dividends in the foreseeable future.

(d)	Securities Authorized for Issuance Under Equity Compensation Plans. The following table provides information as of December 31, 2009 with respect to shares of Pinnacle Data Systems, Inc. common stock that may be issued under our existing equity compensation plans, including the Pinnacle Data Systems, Inc. 2005 Equity Incentive Plan (the “Employee Plan”) and the Pinnacle Data Systems, Inc. 2000 Directors Stock Option Plan (the “Directors Plan”).

Equity Compensation Plan Information
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (1) (2)	2,127,300	$1.98	3,016,702

(1)	Consists of the Employee Plan and the Directors Plan. The Company does not have any plans that have not been approved by shareholders.
(2)	The aggregate number of common shares that may be granted under the Employee Plan increases on the last day of each fiscal year beginning in 2005 equal to the lesser of (a) 5% of the Company’s total outstanding shares on such date, or (b) a lesser amount determined by the Company’s Board of Directors.

ITEM 6.	SELECTED FINANCIAL DATA

Not applicable.

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management’s discussion and analysis of financial condition and results of operations (“MD&A”) of the Company for the years ended December 31, 2009 and 2008. This discussion should be read in conjunction with the Company’s consolidated financial statements and related notes contained in this Annual Report on Form 10-K.

Executive Overview

See Part I, Item 1 – Business – Overview for a complete description of the Company.

Throughout 2009, ongoing U.S. and global economic conditions negatively affected our existing multi-national OEM customers, and therefore, our business and operating results. As a result, we experienced lower sales compared to 2008. During the fourth quarter of 2009, we announced the implementation of a plan to return to profitability in 2010 by focusing on our core Service segment business and current Product segment offerings, and by focusing on customer-funded development of new embedded products. We are fully supporting our current products and customer programs, as well as maintaining the ability to upgrade those products for their current use. We will focus our sales and marketing efforts in the Service segment and on specialized product integration programs where our highly valued engineering and operational expertise give us distinct competitive advantages. This plan aligned PDSi’s operations with this focused growth strategy, and included reductions and changes in senior and mid-level management to flatten the organizational structure and reduce overhead costs. While we believe our recent actions position us well for the future, difficult economic conditions may continue to materially adversely affect the Company’s results of operations, financial condition and cash flows. As described in more detail below, the Company’s 2009 results include charges for severance and inventory reserves associated with implementing these changes.

Among the changes in senior management noted above, the Company’s Board of Directors appointed John D. Bair to the additional positions of President and Chief Executive Officer effective October 30, 2009, responsibilities he previously held from 1996 to 2006. Mr. Bair was one of the original founders of the Company in 1989 and has served as Chairman of the Board since 1996. He will continue to serve as Chief Technology and Innovation Officer.

During the year ended December 31, 2009, the Company reported a net loss of $3,450,000, or $0.44 per diluted share, versus a net loss of $361,000, or $0.05 per diluted share, for 2008. Results for both years were significantly impacted by nonrecurring items, including net charges of $2,515,000 and $843,000 in 2009 and 2008, respectively. First, the current year results included the impact of a non-cash deferred tax asset valuation allowance of $1,611,000, or $0.21 per diluted share, recorded during the third quarter of 2009. Next, the Company recorded severance expenses during 2009 totaling $1,057,000 pre-tax, or $0.14 per diluted share, including $807,000 pre-tax, or $0.10 per diluted share, related to the organizational changes noted above. Further, the aforementioned shift in strategy in late 2009 resulted in inventory write-offs of $138,000 pre-tax, or $0.02 per diluted share. In addition, the Company recorded a tax benefit of $291,000, or $0.04 per diluted share, during the fourth quarter of 2009 due to a change in federal tax law allowing for a longer carryback of net operating losses. Lastly, in the second quarter of 2008 the Company wrote off inventory totaling $720,000 pre-tax, or $0.09 per diluted share, and recorded severance expenses during the third quarter of 2008 of $123,000 pre-tax, or $0.02 per diluted share. See Note 9 to the consolidated financial statements for additional information related to the impact of the valuation allowance on the Company’s effective tax rate, and see below for further discussion of consolidated and reportable segment results of operations for the years ended December 31, 2009 and 2008.

Due to the continuing uncertain economic environment and the Company’s pre-tax loss for the nine months ended September 30, 2009, the Company reviewed its net deferred tax assets as of September 30, 2009 to assess the need to establish a valuation allowance. The Company’s net deferred tax assets primarily consist of temporary differences related to inventory reserves and federal net operating loss carryforwards. Based on the Company’s analysis and application of the framework required by United States generally accepted accounting principles (“GAAP”), management determined that a valuation allowance was required as of September 30, 2009. Accordingly, the Company established a valuation allowance of $1,611,000 against its net deferred tax asset balance. The valuation allowance was adjusted to $1,571,000 during the fourth quarter of 2009 to reflect the impact of that quarter’s activity.

We believe our operating results will improve as gross profit and operating margins increase due to several factors. First, we have reduced the Company’s overhead cost structure to focus resources and investment on developing our core services and current product businesses. In addition, we anticipate organic growth through our existing global service offerings and computer products, and specialized product integration programs sold to current and new customers in markets in which higher value is rewarded with higher margins. Gross margins will vary from program to program, and the mix of programs will vary each quarter, driving quarterly gross margin percentage fluctuations. Consequently, it is difficult to predict quarterly gross margins on future sales. However, we believe gross margins should continue to trend up over the next few years.

Consistent with the Company’s goals of developing new business and providing more cost effective in-region services, we acquired Aspan B.V., a private limited liability company located in Tiel, the Netherlands (now known as PDSi B.V., or “PDSi Tiel”), during the first quarter of 2008. See Note 4 and Note 10 to the consolidated financial statements for additional information related to the acquisition of PDSi Tiel and the related private equity financing, respectively.

Through its Hong Kong operation, the Company offers repair services in the APAC region with staffing provided through a Joint Cooperation Agreement with E.C. Fix Technology Limited. The Company provides repair services through its three operating sites located in North America (Groveport, Ohio, USA), EMEA (Tiel, the Netherlands) and APAC (Tsuen Wan, Hong Kong).

While the Company may evaluate viable acquisition opportunities, the Company does not anticipate any acquisitions in 2010.

Results of Operations

Consolidated Operations

The following table summarizes the Company’s consolidated results of operations for the years indicated:

	Years Ended December 31,
(dollars in thousands)	2009	% of Sales	2008	% of Sales	% Change
Sales	$35,638	100.0%	$63,645	100.00%	-44%
Cost of sales	28,320	79.5%	51,396	80.8%	-45%

Gross profit	7,318	20.5%	12,249	19.2%	-40%
Operating expenses	9,927	27.9%	12,453	19.6%	-20%

Income (loss) from operations	(2,609)	-7.3%	(204)	-0.3%	NM
Other expense
Interest expense	176	0.5%	309	0.5%	-43%

Income (loss) before income taxes	(2,785)	-7.8%	(513)	-0.8%	NM
Income tax expense (benefit)	665	1.9%	(152)	-0.2%	NM

Net income (loss)	$(3,450)	-9.7%	$(361)	-0.6%	NM

The higher net loss for 2009 compared to the prior year primarily was due to a 61% decline in Product segment gross profit driven by lower sales. In addition, 2009 included a net charge of $2,515,000 due to the aforementioned nonrecurring items (a deferred tax valuation allowance of $1,611,000, severance expenses of $1,057,000 pre-tax, inventory write-downs of $138,000 pre-tax and a tax benefit of $291,000), while 2008 included a net charge of $843,000 pre-tax as described earlier (inventory write-offs of $720,000 and severance expenses of $123,000). The decline in Product segment performance during 2009 partially was offset by lower operating expenses, a 32% increase in Service segment gross profit driven by higher sales and improved margins, and lower interest expense.

For 2009, the Company had two customers that generated $14.5 million and $4.6 million, or 41% and 13%, respectively, of total sales. Of the combined revenues from these customers, 76% and 24% were included in Product and Service segment sales, respectively. For 2008, the Company had two customers that generated $28.7 million and $9.3 million, or 45% and 15%, respectively, of total sales. Of the combined revenues from these customers, 88% and 12% were included in Product and Service segment sales, respectively. While the Company continues to seek new opportunities with existing customers, we anticipate growth from new domestic and international customers, leading to additional customer diversification over time. The decline in concentration of sales to the Company’s two largest customers from 2008 to 2009 reflects lower sales to these customers as well as the Company’s movement toward a broader customer base.

Segment Operations

Product

The following table summarizes the Company’s gross profit for the Product segment for the years indicated:

	Years Ended December 31,
(dollars in thousands)	2009	% of Sales	2008	% of Sales	% Change
Sales	$24,523	100.0%	$52,702	100.0%	-53%
Cost of sales	20,815	84.9%	43,190	82.0%	-52%

Gross profit	$3,708	15.1%	$9,512	18.0%	-61%

Product segment gross profit declined primarily due to lower sales in the imaging and telecommunications industries attributable to softening demand from existing large accounts, combined with our reduced focus on lower margin business. These factors accounted for approximately $16.9 million of the decline in Product sales. Lower demand in the medical sector further contributed to the shortfall. Product segment results also were impacted by the inventory valuation adjustments described previously, including $100,000 in 2009 and $720,000 in 2008. Excluding these adjustments, gross profit as a percentage of sales declined to 16% in 2009 from an adjusted 19% in 2008, reflecting the timing of overhead cost reductions in the current year in response to lower overall sales levels. In addition, favorable product mix in 2008 included a high-margin EOL sale to a large OEM.

Service

The following table summarizes the Company’s gross profit for the Service segment for the years indicated:

	Years Ended December 31,
(dollars in thousands)	2009	% of Sales	2008	% of Sales	% Change
Sales	$11,115	100.0%	$10,943	100.0%	2%
Cost of sales	7,505	67.5%	8,206	75.0%	-9%

Gross profit	$3,610	32.5%	$2,737	25.0%	32%

The increase in Service segment gross profit primarily was due to ongoing improvements in the operational efficiency of this segment, combined with the continued shift toward higher margin sales and improved margins on existing business in both the U.S. and EMEA. Higher annual Service sales were driven by a 33% year-over-year increase in the fourth quarter of 2009, which offset customers working off service spares inventories in the first half of 2009 in response to slower global economic activity. Service segment results for 2009 also were impacted by $38,000 in aforementioned inventory write-offs.

Liquidity and Capital Resources

Liquidity and capital resources demonstrate the overall financial strength of the Company and its ability to generate cash flows from operations and borrow funds at competitive rates to meet operating and growth needs.

The Company’s current capital structure consists of a line of credit and stockholders’ equity. The following table summarizes the Company’s capital structure as of December 31:

(in thousands)	2009	2008
Line of credit	$2,413	$5,408

Stockholders’ equity, excluding accumulated other comprehensive income (loss)	5,617	8,952
Accumulated other comprehensive income (loss)	(29)	(57)

Total stockholders’ equity	5,588	8,895

Total capital	$8,001	$14,303

Based on the Company’s historical cash flow, current financial results and unused capacity on the line of credit, we believe we have access to adequate resources to provide sufficient liquidity for the operations of the Company over the next year. See further discussion in “Financing Activities” below.

The following tables summarize the Company’s consolidated cash flows for the years ended December 31:

(in thousands)	2009	2008
Net cash provided by operating activities	$4,128	$1,027
Net cash used in investing activities	(287)	(114)
Net cash used in financing activities	(3,804)	(673)
Effect of exchange rate on cash	4	(12)

Increase in cash	41	228
Cash at beginning of year	282	54

Cash at end of year	$323	$282

Operating Activities

Net cash provided by operating activities was $4.1 million in 2009 compared to $1.0 million in 2008. The Company’s net loss adjusted for the effects of non-cash items, which primarily include inventory reserves, depreciation expense and deferred taxes, used cash in operating activities of $0.6 million in 2009 compared to cash provided of $1.5 million in 2008. Changes in working capital provided net cash of $4.7 million in 2009 and required a net cash outlay of $0.5 million in 2008. Net cash provided by operations in 2009 was largely driven by lower accounts receivable and inventory due to the Company’s decline in sales volumes in the current year.

Investing Activities

Net cash used in investing activities was $0.3 million and $0.1 million in 2009 and 2008, respectively. The Company used $1.2 million in proceeds from a private equity transaction to acquire PDSi Tiel in February 2008.

The private equity funds were placed in escrow in December 2007 and classified as restricted cash. During the first quarter of 2008, the restricted cash was released, and $0.9 million was paid to acquire PDSi Tiel.

Financing Activities

Net cash used in financing activities was $3.8 million and $0.7 million in 2009 and 2008, respectively. Financing activity in 2009 primarily related to net repayments on the Company’s lines of credit, reflecting lower working capital needs related to the aforementioned decline in current year sales. Prior year financing activities included the Company’s repayment of a $4.0 million short-term note and $3.8 million in net borrowings on its line of credit to support the Company’s working capital requirements.

On April 3, 2009, the Company entered into a Credit and Security Agreement (the “Credit Agreement”) with Wells Fargo Bank, National Association (“Wells Fargo”), providing for a revolving credit facility (the “Line”) with a maximum line of credit of $9.0 million, subject to borrowing base restrictions. The borrowing base is determined as follows: (1) the sum of (a) 85% of the aggregate amount of eligible receivable accounts located within the United States, plus (b) 75% of the aggregate amount of eligible receivable accounts located outside of the United States, plus (c) the lesser of 10% of the aggregate amount of eligible inventory or $500,000; less (2) the sum of a borrowing base reserve which may be established by Wells Fargo in its sole discretion, plus other indebtedness to Wells Fargo which may occur outside of the Credit Agreement.

The Line is evidenced by a Revolving Note made by the Company in favor of Wells Fargo and is secured by substantially all of the assets of the Company, as provided for in the Credit Agreement. The Line is subject to customary affirmative and negative covenants for credit facilities of this type, including limitations on the Company with respect to liens, indebtedness, guaranties, investments, distributions, mergers and acquisitions, and dispositions of assets.

The Credit Agreement also contains certain financial covenants, including a minimum book net worth, a minimum net income and maximum capital expenditures. The Company obtained a waiver from Wells Fargo for violation of the minimum book net worth financial covenant as of June 30 and September 30, 2009, and for violation of the minimum net income financial covenant for the three months ended June 30 and September 30, 2009. During the fourth quarter of 2009, the Credit Agreement was revised to adjust the financial covenants based on the Company’s current financial projections and to include a reduction and block of availability under the borrowing base of $250,000 until such time as the Company complies with each of the financial covenants described above for both of the fiscal quarters ending December 31, 2009 and March 31, 2010.

The outstanding balance on the Line bears interest monthly at an annual rate, as elected by the Company at the time of each credit advancement, of either: (1) a floating rate equal to the greater of 4% and the sum of (a) the Wells Fargo daily Base Rate, plus (b) 2.5%; or (2) a fixed rate of the London Interbank Offered Rate plus 5.0%. The maturity date of the Line is April 3, 2012.

The Credit Agreement may be terminated by the Company upon 90 days written notice or by Wells Fargo immediately upon default. Upon any such termination, the Company is required to pay Wells Fargo a termination fee. Upon any such termination, the Company would pursue other sources of external financing while relying on internal sources of liquidity, including more aggressive management of working capital, various cost containment measures and a continued focus on higher margin business. There can be no assurance that any new financing options would be at terms as favorable to the Company as current terms or acceptable to the Company or that the Company’s future performance would not be affected negatively by changes in the above factors.

The Company may use borrowings under the Credit Agreement for working capital. Any unused portions of the maximum amount of the Line are subject to unused Line fees.

On April 3, 2009, in connection with entering into the Credit Agreement described above, the Company terminated the Amended and Restated Loan Agreement by and between the Company and KeyBank National Association (“KeyBank”) dated September 30, 2008 (the “Amended and Restated Loan Agreement”), and as amended by the First Amendment to Amended and Restated Loan Agreement dated December 24, 2008 (the “First Amendment”), and the Second Amendment to Amended and Restated Loan Agreement dated March 26, 2009 (together with the Amended and Restated Loan Agreement and the First Amendment, the “Loan Agreement”).

The Loan Agreement provided for a demand line credit facility in the principal amount of $5.5 million (the “Loan”), subject to borrowing base restrictions. The borrowing base was determined as the sum of: (a) 85% of eligible receivable accounts plus (b) 30% of eligible inventory, but not to exceed $2.5 million. The Loan was evidenced by a Cognovit Promissory Note, and secured by substantially all of the assets of the Company, as provided for in the Security Agreement entered into between the Company and KeyBank on April 8, 2008.

On the date of the termination, the Company made a final payment of all borrowings outstanding under the Loan Agreement. The Company did not incur any early termination penalties in connection with the termination of the Loan Agreement.

In February 2008, the Company paid off the principal amount of $4,000,000 for a promissory note dated September 28, 2006 (the “Term Note”), as amended and extended, which matured on February 15, 2008. The Company used excess availability on an asset-based line of credit the Company had in place with KeyBank prior to the Revolving Line to pay off the principal amount of the Term Note. The principal amount of the Term Note bore interest at an annual rate equal to the prime rate less 0.25%.

The average line of credit balances for the years ended December 31, 2009 and 2008 were $2,893,000 and $6,234,000, respectively. The Company paid interest on lines of credit of $183,000 and $288,000 for the years ended December 31, 2009 and 2008, respectively. The borrowing rate was 6.61% and 3.13% as of December 31, 2009 and 2008, respectively. The weighted average interest rate was 6.21% and 5.04% during the years ended December 31, 2009 and 2008, respectively.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements with (1) any obligation under a guarantee contract; (2) a retained or contingent interest in assets or similar arrangement that serves as credit, liquidity or market risk support for such assets; or (3) any other obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument or arising out of a variable interest.

During the normal course of business, the Company may have numerous outstanding purchase orders with vendors to purchase inventory for use in products that are sold to the Company’s customers or are used in performing repair services for the Company’s customers. The Company does not record such orders as liabilities on the consolidated balance sheets until the material is placed on a common carrier or delivered to the Company’s facilities, depending on terms of the arrangement. The Company has no minimum purchase quantity requirements with any of its vendors.

Critical Accounting Policies and Recently Issued Accounting Standards

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ significantly from those estimates. The Company’s most critical estimates include those related to revenue recognition, accounts receivable, inventory, goodwill and income taxes. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP, with no need for judgment in application. In addition, there are areas in which management’s judgment in selecting an available alternative would not produce a materially different result. Note 2 to the consolidated financial statements describes the significant accounting policies and methods used in the preparation of the consolidated financial statements. See Note 3 for a discussion of recently issued accounting standards.

Revenue Recognition

Revenues are recognized when there is (1) persuasive evidence of a sale arrangement; (2) delivery has occurred and title, ownership and risk of loss transfers to the customer; (3) the price is fixed or determinable; and (4) collection is reasonably assured. For product sales, revenue is recognized upon transference of title to the customer. For repair sales, revenue is recognized when repair work is completed, and the item is either returned to the customer or returned to a customer-owned inventory location in the Company’s warehouse in accordance with repair terms. For certain repair and maintenance programs, the customer pays a flat fee that covers multiple periods, which the Company recognizes as revenue on a pro-rata basis over the service period. For an inventory and logistics management program, revenue is recognized in the month in which services are provided. For non-recurring engineering projects, the Company recognizes revenue on a negotiated milestone or percentage-of-completion basis. For certain EOL product management service programs, we may purchase inventory components no longer in production that are necessary for the program based on the customer’s estimated needs, with the agreement that the customer will purchase any remaining items after an agreed upon period. The Company will carry such inventory for a certain period, and upon completion of that period, the Company will sell any remaining inventory to the customer and recognize revenue. Certain customers ask that this inventory remain located at our sites for potential future use in small EOL production runs or in repair programs. These “bill and hold” arrangements typically meet the criteria for revenue recognition because (1) they are entered into at the customer’s request; (2) they are required due to their business purpose to secure a supply of component parts that will no longer be manufactured; (3) title and risk of loss transfers to the customer; and (4) we physically segregate such components from Company-owned inventory.

Accounts Receivable

Accounts receivable represent amounts due from customers net of an allowance for doubtful accounts. Credit is extended based on evaluation of customers’ financial condition and, generally, collateral is not required. Accounts receivable payment terms vary. The Company assesses the collectability of accounts receivable and provides an allowance for doubtful accounts based on the aging of accounts receivable balances, historical write-off experience, and an ongoing review of the Company’s trade customers and their ability to make payment. The Company determines its allowance by considering a number of factors, including (1) the length of time trade accounts receivable are past due; (2) the Company’s previous loss history with each customer; (3) the customer’s current ability to pay its obligation to the Company; and (4) the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible as determined by a continuous review of the customer’s ability to pay. Payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

The Company can provide no assurance that a material adjustment to accounts receivable will not be required in the future. The Company will continue to monitor events and circumstances in future periods to determine whether such an adjustment is warranted.

Inventory

Inventory is valued at average cost, not in excess of market. The carrying values of component parts and finished goods represent the lower of average cost or management’s estimate of its net realizable value. Such value is based on forecasts of product orders, repair/trade-in activity in the ensuing years, and management’s knowledge of the current market for component parts and finished goods. The forecasts of product orders and repair/trade-in activity are based on historical information, known contracts, customer provided forecasts and management’s expertise in computer hardware life cycles. If demand for the Company’s products and repair/trade-in hardware prove to be significantly less than anticipated, the ultimate realizable value of such products could be substantially less than the amount shown on the consolidated balance sheets.

The Company can provide no assurance that a material adjustment to inventory will not be required in the future. The Company will continue to monitor events and circumstances in future periods to determine whether such an adjustment is warranted.

Goodwill

In connection with the acquisition of PDSi Tiel during 2008, the Company recognized the excess of the purchase price over the fair value of identifiable net assets acquired as goodwill. The Company assigned the goodwill to a reporting unit in the Service business segment. Goodwill is not amortized, but is evaluated annually for impairment at the reporting unit level. Goodwill of a reporting unit is also tested for impairment on an interim basis if an event occurs or circumstances change which could more likely than not reduce the fair value of a reporting unit below its carrying amount.

The process of evaluating goodwill for impairment requires several judgments and assumptions to be made to determine the fair value of the reporting unit, including expected levels of revenues and earnings, the method used to determine fair value, and discount rates.

Due to the operating losses at the Company and the PDSi Tiel reporting unit levels for the six months ended June 30, 2009, the Company determined that a triggering event had occurred. Accordingly, the Company performed an interim goodwill impairment test during the second quarter of 2009. The Company estimated the implied fair value of goodwill using a net present value methodology dependent on significant assumptions related to estimated future discounted cash flows, capitalization rates and tax rates. The estimated future discounted cash flows used in the Company’s model were based on planned growth with an assumed perpetual growth rate. The capitalization rates were based on the Company’s current cost of debt and equity capital, and tax rates were maintained at current levels. Based on the results of the testing, management determined that no impairment had occurred as of the interim test date. Management determined that no additional interim impairment testing was warranted during the third quarter of 2009 based on profitability at the reporting unit level for the three months ended September 30, 2009. The Company performed its annual goodwill impairment testing during the fourth quarter of 2009 based on third quarter 2009 financial information. Using a 15% discount rate assumption in its annual impairment testing, the Company estimated that the fair value of the PDSi Tiel reporting unit exceeded its carrying value by approximately 25%. Accordingly, no impairment was warranted.

The Company can provide no assurance that a material impairment charge to goodwill will not occur in a future period. The Company will continue to monitor events and circumstances in future periods to determine whether additional interim impairment testing is warranted.

Income Taxes

Management provides for income taxes based on amounts it believes it ultimately will owe. Inherent in the provision for income taxes are estimates regarding the deductibility of certain items. In the event the ultimate deductibility of certain items differs from estimates, management may be required to significantly change the provision for income taxes recorded in the consolidated financial statements. Any such change could significantly affect the amounts reported in the consolidated statements of operations. The Company will recognize any interest and penalties related to uncertain tax positions in income tax expense. The Company had no material uncertain tax positions as of December 31, 2009 and 2008.

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance is established when it is determined that, based on application of the required GAAP framework, it is more likely than not that the deferred tax asset will not be fully realized. See Item 7 – MD&A – Executive Overview for discussion of the Company’s establishment of a deferred tax asset valuation allowance during 2009. The Company can provide no assurance that a change in the deferred tax asset valuation allowance will not be required in the future. The Company will continue to monitor events and circumstances in future periods to determine whether a change in the valuation allowance is warranted or if the valuation allowance should be released based on sustained future profitability.

ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Pinnacle Data Systems, Inc.

We have audited the accompanying consolidated balance sheets of Pinnacle Data Systems, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. Our audits also included the financial statement schedule of Pinnacle Data Systems, Inc. listed in Item 15(c). These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Data Systems, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We were not engaged to examine management’s assertion about the effectiveness of Pinnacle Data System Inc.’s internal control over financial reporting as of December 31, 2009 included in this annual report at Item 9A(T) Management’s Annual Report on Internal Control Over Financial Reporting and, accordingly, we do not express an opinion thereon.

/S/ MCGLADREY & PULLEN, LLP

Chicago, Illinois
March 12, 2010

PINNACLE DATA SYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,
	2009	2008
ASSETS

CURRENT ASSETS
Cash	$323	$282
Accounts receivable, net of allowance for doubtful accounts of $232 and $135, respectively	5,932	11,550
Inventory, net	3,754	5,445
Prepaid expenses and other current assets	525	1,793

Total current assets	10,534	19,070

PROPERTY AND EQUIPMENT
Property and equipment, cost	5,899	5,776
Less accumulated depreciation and amortization	(5,038)	(4,717)

Total property and equipment, net	861	1,059

OTHER ASSETS
Goodwill	821	797
Other assets	359	367

Total other assets	1,180	1,164

TOTAL ASSETS	$12,575	$21,293

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Line of credit	$2,413	$5,408
Accounts payable	2,694	5,156
Accrued wages, payroll taxes and employee benefits	1,014	873
Unearned revenue	85	138
Other current liabilities	555	602

Total current liabilities	6,761	12,177

LONG-TERM LIABILITIES
Accrued other	226	221

TOTAL LIABILITIES	6,987	12,398

STOCKHOLDERS’ EQUITY
Preferred stock; no par value; 4,000 shares authorized; no shares issued or outstanding	—	—
Common stock; no par value; 25,000 shares authorized; 7,825 shares issued and outstanding	5,769	5,769
Additional paid-in capital	1,912	1,797
Accumulated other comprehensive income (loss)	(29)	(57)
Retained earnings (deficit)	(2,064)	1,386

Total stockholders’ equity	5,588	8,895

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$12,575	$21,293

See accompanying notes to consolidated financial statements.

PINNACLE DATA SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share)

	For the Years Ended December 31,
	2009	2008
Sales	$35,638	$63,645
Cost of sales	28,320	51,396

Gross profit	7,318	12,249
Operating expenses	9,927	12,453

Income (loss) from operations	(2,609)	(204)
Other expense
Interest expense	176	309

Income (loss) before income taxes	(2,785)	(513)
Income tax expense (benefit)	665	(152)

Net income (loss)	$(3,450)	$(361)

Basic and diluted earnings (loss) per common share	$(0.44)	$(0.05)

Basic and diluted weighted average common shares outstanding	7,825	7,806

PINNACLE DATA SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings (Deficit)	Total Stockholders’ Equity
	Outstanding Shares	Amount
Balance - December 31, 2007	7,689	$5,485	$1,676	$—	$1,747	$8,908
Stock options exercised	16	13	—	—	—	13
Stock issued in acquisition	120	271	—	—	—	271
Share-based payment expense	—	—	121	—	—	121
Comprehensive loss, net of taxes:
Net loss	—	—	—	—	(361)	(361)
Foreign currency translation	—	—	—	(57)	—	(57)

Total comprehensive loss						(418)

Balance - December 31, 2008	7,825	5,769	1,797	(57)	1,386	8,895
Share-based payment expense	—	—	115	—	—	115
Comprehensive loss, net of taxes:
Net loss	—	—	—	—	(3,450)	(3,450)
Foreign currency translation	—	—	—	28	—	28

Total comprehensive loss						(3,422)

Balance - December 31, 2009	7,825	$5,769	$1,912	$(29)	$(2,064)	$5,588

See accompanying notes to consolidated financial statements.

PINNACLE DATA SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Years Ended December 31,
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(3,450)	$(361)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Bad debt expense	169	61
Inventory reserves	1,084	1,438
Depreciation and amortization	538	626
Loss on disposal of equipment	6	25
Provision for deferred income taxes	992	(374)
Share-based payment expense	115	121
(Increase) decrease in assets:
Accounts receivable	5,460	(726)
Inventory	612	1,944
Prepaid expenses and other assets	425	(33)
Income taxes receivable	(45)	(173)
Increase (decrease) in liabilities:
Accounts payable	(1,810)	(1,196)
Unearned revenue	(53)	1
Other current liabilities	85	(326)

Total adjustments	7,578	1,388

Net cash provided by operating activities	4,128	1,027

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(287)	(378)
Acquisition, net of cash received	—	(936)
Restricted cash	—	1,200

Net cash used in investing activities	(287)	(114)

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in line of credit	(2,995)	3,823
Payment on short-term note payable	—	(4,000)
Net change in outstanding checks	(662)	(509)
Other	(147)	13

Net cash used in financing activities	(3,804)	(673)

EFFECT OF EXCHANGE RATE ON CASH	4	(12)

INCREASE IN CASH	41	228
Cash at beginning of period	282	54

Cash at end of period	$323	$282

See accompanying notes to consolidated financial statements.

PINNACLE DATA SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

1. Nature of Operations

Pinnacle Data Systems, Inc. (“PDSi” or the “Company”) is a global provider of services and products for the telecommunications, imaging, defense/aerospace, medical, semiconductor, industrial automation and information technology markets. The common shares of PDSi are traded on NYSE Amex under the stock symbol “PNS.” PDSi provides a variety of engineering and manufacturing services for global original equipment manufacturers (“OEMs”) requiring custom product design, system integration, repair programs, warranty management, and/or specialized production capabilities. With service centers in the United States, Europe and Asia, PDSi ensures seamless support for the Company’s solutions all around the world. In addition to PDSi’s service offerings, the Company’s product capabilities range from board-level designs to globally-certified, fully integrated systems. The Company’s specialties include long-life computer products and unique, customer-centric solutions.

2. Summary of Significant Accounting Policies

The Company’s significant accounting policies that materially affect financial reporting are summarized below. The accompanying consolidated financial statements were prepared in accordance with United States generally accepted accounting principles (“GAAP”). Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ significantly from those estimates. The Company’s most critical estimates include those related to revenue recognition, accounts receivable, inventory, goodwill and income taxes. Although some variability is inherent in these estimates, recorded amounts reflect management’s best estimates based on available facts and circumstances at that time. Management believes the amounts provided are appropriate.

Consolidation Policy

The consolidated financial statements include the accounts of PDSi and PDSi B.V., a private limited liability company formerly known as Aspan B.V. located in Tiel, the Netherlands (“PDSi Tiel”). On February 20, 2008, the Company acquired all of the equity of PDSi Tiel. The acquisition was accounted for under the purchase method of accounting. Accordingly, PDSi Tiel’s financial position as of December 31, 2008 and results of operations subsequent to February 16, 2008, the effective date of the transaction, were consolidated with the Company’s financial statements. See Note 4 for additional information related to this acquisition. All significant intercompany balances and transactions were eliminated.

Foreign Currency Translation

The functional currency for PDSi Tiel is the Euro. For consolidated reporting purposes, assets and liabilities of this operation are translated into U.S. dollars using the foreign exchange rate at the end of the reporting period; income and expense items are translated at the weighted average exchange rates during the reporting period; and equity is translated at the historical exchange rate.

PINNACLE DATA SYSTEMS, INC.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

Concentration of Risk

Financial instruments which potentially subject the Company to a concentration of credit risk primarily consist of accounts receivable. The Company grants credit to its customers, which vary in terms of size, geographic location and financial strength. Customer payment terms typically range from 30 to 60 days. The Company monitors and evaluates customer balances on a regular basis to ensure collectability and to assess any known risk of loss surrounding the customer.

For 2009, the Company had two customers that generated $14.5 million and $4.6 million, or 41% and 13%, respectively, of total sales. Of the combined revenues from these customers, 76% and 24% were included in Product and Service segment sales, respectively. In addition, these customers represented 40% and 3%, respectively, of accounts receivable as of December 31, 2009. For 2008, the Company had two customers that generated $28.7 million and $9.3 million, or 45% and 15%, respectively, of total revenues. Of the combined revenues from these customers, 88% and 12% were included in Product and Service sales, respectively. In addition, these customers represented 36% and 15%, respectively, of accounts receivable as of December 31, 2008.

While the Company continues to seek new opportunities with existing customers, the Company anticipates growth from new domestic and international customers, leading to additional customer diversification over time. The decline in concentration of sales to the Company’s two largest customers from 2008 to 2009 reflects lower sales to these customers as well as the Company’s movement toward a broader customer base.

The Company maintains cash balances, which may be in excess of federally insured levels, at large regional financial institutions. The Company monitors cash balances to minimize the risk of loss.

The Company believes all critical production components and service parts, or suitable substitutes, are readily available in the marketplace from multiple manufacturers and/or suppliers, new or refurbished, as required by current customer demand. In 2009, three suppliers provided 13%, 12% and 11%, respectively, of the component parts that the Company purchased to meet production and service requirements. In 2008, two suppliers provided 16% and 12%, respectively, of the Company’s purchased component parts.

Fair Value of Financial Instruments

The Company estimates fair values of amounts reported in the consolidated balance sheets using available market information and valuation methodologies, as applicable. The carrying amounts of cash, accounts receivable, accounts payable and other accrued expenses approximate fair value due to their short-term nature. The carrying amount of the Company’s line of credit approximates fair value due to the variable market interest rate applied to outstanding balances.

Revenue Recognition

Revenues are recognized when there is (1) persuasive evidence of a sale arrangement; (2) delivery has occurred and title, ownership and risk of loss transfers to the customer; (3) the price is fixed or determinable; and (4) collection is reasonably assured. For product sales, revenue is recognized upon transference of title to the customer. For repair sales, revenue is recognized when repair work is completed, and the item is either returned to the customer or returned to a customer-owned inventory location in the Company’s warehouse in accordance with repair terms. For certain repair and maintenance programs, the customer pays a flat fee that covers multiple periods, which the Company recognizes as revenue on a pro-rata basis over the service period. For an inventory and logistics management program, revenue is recognized in the month in which services are provided. For

PINNACLE DATA SYSTEMS, INC.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

non-recurring engineering projects, the Company recognizes revenue on a negotiated milestone or percentage-of-completion basis. For certain end-of-life (“EOL”) product management service programs, the Company may purchase inventory components no longer in production that are necessary for the program based on the customer’s estimated needs, with the agreement that the customer will purchase any remaining items after an agreed upon period. The Company will carry such inventory for a certain period, and upon completion of that period, the Company will sell any remaining inventory to the customer and recognize revenue. Certain customers ask that this inventory remain located at the Company’s sites for potential future use in small EOL production runs or in repair programs. These “bill and hold” arrangements typically meet the criteria for revenue recognition because (1) they are entered into at the customer’s request; (2) they are required due to their business purpose to secure a supply of component parts that will no longer be manufactured; (3) title and risk of loss transfers to the customer; and (4) the Company physically segregates such components from Company-owned inventory.

Shipping and Handling

Shipping and handling fees billed to customers are recorded as sales, while the related shipping and handling costs are included in cost of sales.

Advertising

The Company engages in nondirect-response advertising programs. Costs are expensed as incurred or, when appropriate, deferred until the advertisement first occurs. The Company’s advertising expense was $58,000 and $81,000 for 2009 and 2008, respectively. The Company had no material deferred advertising costs as of December 31, 2009 and 2008.

Research and Development

The Company’s research and development (“R&D”) costs primarily have been customer-sponsored. Any costs not sponsored by a customer are expensed as incurred in operating expenses. Non-sponsored R&D expenses totaled $453,000 and $253,000 for 2009 and 2008, respectively.

Accounts Receivable

Accounts receivable represent amounts due from customers net of an allowance for doubtful accounts. Credit is extended based on evaluation of customers’ financial condition and, generally, collateral is not required. Accounts receivable payment terms vary. The Company assesses the collectability of accounts receivable and provides an allowance for doubtful accounts based on the aging of accounts receivable balances, historical write-off experience, and an ongoing review of the Company’s trade customers and their ability to make payment. The Company determines its allowance by considering a number of factors, including (1) the length of time trade accounts receivable are past due; (2) the Company’s previous loss history with each customer; (3) the customer’s current ability to pay its obligation to the Company; and (4) the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible as determined by a continuous review of the customer’s ability to pay. Payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Inventory

Inventory is valued at average cost, not in excess of market. The carrying values of component parts and finished goods represent the lower of average cost or management’s estimate of its net realizable value. Such value is based on forecasts of product orders, repair/trade-in activity in the ensuing years, and management’s knowledge

PINNACLE DATA SYSTEMS, INC.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

of the current market for component parts and finished goods. The forecasts of product orders and repair/trade-in activity are based on historical information, known contracts, customer provided forecasts and management’s expertise in computer hardware life cycles. If demand for the Company’s products and repair/trade-in hardware prove to be significantly less than anticipated, the ultimate realizable value of such products could be substantially less than the amount shown on the consolidated balance sheets. As of December 31, 2009 and 2008, the Company provided reserves of $2,404,000 and $2,366,000, respectively, to reduce the carrying value of inventory.

The following table summarizes the Company’s inventory as of December 31 (net of inventory reserves):

(in thousands)	2009	2008
Component parts (raw materials)	$3,289	$4,696
Work-in-process	446	577
Finished goods	19	172

Total inventory	$3,754	$5,445

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated on a straight-line basis over the estimated service lives of the respective assets. Leasehold improvements are depreciated over the shorter of useful life or remaining lease term. Furniture and fixtures, computer equipment and related software, and shop equipment are depreciated over useful lives ranging from three to seven years. Technology licenses are amortized over their terms. When assets are sold, retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any related gain or loss is reported in the consolidated statements of operations. Normal maintenance and repairs are expensed as incurred, while major renewals and betterments that extend service lives are capitalized. Depreciation expense was $488,000 and $556,000 for 2009 and 2008, respectively.

The following table summarizes the Company’s property and equipment, at cost, as of December 31:

(in thousands)	2009	2008
Computer equipment and related software	$3,610	$3,572
Leasehold improvements	1,047	969
Shop equipment	791	785
Furniture and fixtures	451	450

Total property and equipment, cost	$5,899	$5,776

The Company reviews the value of its long-lived assets, which include property and equipment and definite lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company will recognize an impairment loss whenever evidence exists that the carrying value is not recoverable. The Company had no impairment charges in 2009 or 2008.

Goodwill

In connection with the acquisition of PDSi Tiel during 2008, the Company recognized the excess of the purchase price over the fair value of identifiable net assets acquired as goodwill. The Company assigned the goodwill to a reporting unit in the Service business segment. Goodwill is not amortized, but is evaluated annually for impairment at the reporting unit level. Goodwill of a reporting unit is also tested for impairment on an interim

PINNACLE DATA SYSTEMS, INC.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

basis if an event occurs or circumstances change which could more likely than not reduce the fair value of a reporting unit below its carrying amount.

The process of evaluating goodwill for impairment requires several judgments and assumptions to be made to determine the fair value of the reporting unit, including expected levels of revenues and earnings, the method used to determine fair value, and discount rates.

Due to the operating losses at the Company and the PDSi Tiel reporting unit levels for the six months ended June 30, 2009, the Company determined that a triggering event had occurred. Accordingly, the Company performed an interim goodwill impairment test during the second quarter of 2009. The Company estimated the implied fair value of goodwill using a net present value methodology dependent on significant assumptions related to estimated future discounted cash flows, capitalization rates and tax rates. The estimated future discounted cash flows used in the Company’s model were based on planned growth with an assumed perpetual growth rate. The capitalization rates were based on the Company’s current cost of debt and equity capital, and tax rates were maintained at current levels. Based on the results of the testing, management determined that no impairment had occurred as of the interim test date. Management determined that no additional interim impairment testing was warranted during the third quarter of 2009 based on profitability at the reporting unit level for the three months ended September 30, 2009. The Company performed its annual goodwill impairment testing during the fourth quarter of 2009 based on third quarter 2009 financial information. Using a 15% discount rate assumption in its annual impairment testing, the Company estimated that the fair value of the PDSi Tiel reporting unit exceeded its carrying value by approximately 25%. Accordingly, no impairment was warranted.

Intangible Assets

Intangible assets represent the fair value of a lease agreement and customer relationships and are being amortized over two and five years, respectively. See Note 4 for additional information.

Product Warranty

The Company provides a limited warranty for defects in material or workmanship on the Company’s products and repair services. The warranty periods generally range from one to two years, and involve repairing or replacing any defective component returned within the warranty period. The warranty is limited to the original customer. The Company’s historical material warranty costs have been immaterial since most components used in the Company’s products have warranties with the component suppliers.

Leases

Certain of the Company’s lease agreements contain escalating payments and rent holiday periods. The related rent expense is recorded on a straight-line basis over the term of the lease.

Income Taxes

Management provides for income taxes based on amounts it believes it ultimately will owe. Inherent in the provision for income taxes are estimates regarding the deductibility of certain items. In the event the ultimate deductibility of certain items differs from estimates, management may be required to significantly change the provision for income taxes recorded in the consolidated financial statements. Any such change could significantly affect the amounts reported in the consolidated statements of operations. The Company will recognize any interest and penalties related to uncertain tax positions in income tax expense. The Company had no material uncertain tax positions as of December 31, 2009 and 2008.

PINNACLE DATA SYSTEMS, INC.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance is established when it is determined that, based on application of the required GAAP framework, it is more likely than not that the deferred tax asset will not be fully realized. See Note 9 for discussion of the Company’s establishment of a deferred tax asset valuation allowance during 2009.

Life Insurance

The Company has purchased, and is the beneficiary of, a term life insurance policy on a key employee of the Company. The total amount of coverage as of December 31, 2009 was $10,000,000.

Share-Based Payments

The Company expenses the costs resulting from share-based payment transactions over the applicable vesting period based on fair value at the grant date.

Statements of Cash Flows

The Company’s cash flows from operating activities and cash flows from investing activities for the year ended December 31, 2008 exclude non-cash leasehold improvements totaling $201,000. In addition, outstanding checks in excess of funds on deposit are included in accounts payable on the consolidated balance sheets.

3. Recently Issued Accounting Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard that codified U.S. GAAP (the “FASB Codification”). Effective for financial statements issued for interim and annual periods ending after September 15, 2009, the FASB Codification is the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the United States Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date, the FASB Codification superseded all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the FASB Codification became nonauthoritative. The Company’s adoption of the FASB Codification did not result in a change in its accounting practices. In accordance with recent SEC guidance, the Company no longer makes specific references to accounting standards. Instead, the Company discloses the current or potential future material impact of recently issued accounting standards as applicable. The Company does not expect the adoption of any recently issued accounting standards to have a material impact on its financial position, results of operations or cash flows.

In February 2008, the FASB issued new guidance on the accounting for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the Company’s financial statements on a recurring basis (at least annually). Examples of items to which this new guidance applied include, but were not limited to: (1) nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination or other new basis event, but not measured at fair value in subsequent periods (nonrecurring fair value measurements); and (2) reporting units measured at fair value in the first step of a goodwill impairment test and

PINNACLE DATA SYSTEMS, INC.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

nonfinancial assets and nonfinancial liabilities measured at fair value in the second step of a goodwill impairment test (measured at fair value on a recurring basis, but not necessarily recognized or disclosed in the financial statements at fair value). The Company’s application of the provisions of this new guidance to its applicable nonfinancial assets and liabilities effective January 1, 2009 did not have a material impact on the Company’s financial position or results of operations.

4. Acquisition

On February 20, 2008, the Company acquired all of the equity of PDSi Tiel for cash of $825,000 and 120,051 shares of the Company’s common stock valued at $271,000. The stock value was based on the average price of the Company’s stock over a period before and after the terms of the acquisition were agreed to and announced. Costs associated with the acquisition, including legal and accounting fees, totaled $233,000. The acquisition allowed PDSi to strengthen its global footprint in the repair services business by enabling the Company to better serve current and potential customers with installed bases in the Europe, Middle East and Africa (“EMEA”) region.

This acquisition was accounted for under the purchase method of accounting. Accordingly, management allocated the purchase price based on various estimates of the fair values of the assets acquired and liabilities assumed as of the date of the acquisition. This allocation resulted in acquired goodwill of $840,000, none of which is deductible for tax purposes. See Note 5 for further information on goodwill.

The following table summarizes estimated fair values of assets acquired and liabilities assumed as of the date of acquisition:

(in thousands)
Cash	$122
Accounts receivable	492
Inventory	250
Deferred income taxes	65
Fixed assets	143
Intangible assets	282
Goodwill	840
Accounts payable and other accruals	(865)

Total	$1,329

5. Goodwill

The following table summarizes changes in the carrying value of goodwill for the year ended December 31, 2009:

(in thousands)
Balance as of December 31, 2007	$—
Acquired goodwill	840
Adjustment	(43)

Balance as of December 31, 2008	797
Foreign currency translation	24

Balance as of December 31, 2009	$821

PINNACLE DATA SYSTEMS, INC.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

The prior year adjustment relates to the final allocation of the PDSi Tiel acquisition purchase price and the impact of foreign currency translation.

6. Debt

On April 3, 2009, the Company entered into a Credit and Security Agreement (the “Credit Agreement”) with Wells Fargo Bank, National Association (“Wells Fargo”), providing for a revolving credit facility (the “Line”) with a maximum line of credit of $9.0 million, subject to borrowing base restrictions. The borrowing base is determined as follows: (1) the sum of (a) 85% of the aggregate amount of eligible receivable accounts located within the United States, plus (b) 75% of the aggregate amount of eligible receivable accounts located outside of the United States, plus (c) the lesser of 10% of the aggregate amount of eligible inventory or $500,000; less (2) the sum of a borrowing base reserve which may be established by Wells Fargo in its sole discretion, plus other indebtedness to Wells Fargo which may occur outside of the Credit Agreement.

The Line is evidenced by a Revolving Note made by the Company in favor of Wells Fargo and is secured by substantially all of the assets of the Company, as provided for in the Credit Agreement. The Line is subject to customary affirmative and negative covenants for credit facilities of this type, including limitations on the Company with respect to liens, indebtedness, guaranties, investments, distributions, mergers and acquisitions, and dispositions of assets.

The Credit Agreement also contains certain financial covenants, including a minimum book net worth, a minimum net income and maximum capital expenditures. The Company obtained a waiver from Wells Fargo for violation of the minimum book net worth financial covenant as of June 30 and September 30, 2009, and for violation of the minimum net income financial covenant for the three months ended June 30 and September 30, 2009. During the fourth quarter of 2009, the Credit Agreement was revised to adjust the financial covenants based on the Company’s current financial projections and to include a reduction and block of availability under the borrowing base of $250,000 until such time as the Company complies with each of the financial covenants described above for both of the fiscal quarters ending December 31, 2009 and March 31, 2010.

The outstanding balance on the Line bears interest monthly at an annual rate, as elected by the Company at the time of each credit advancement, of either: (1) a floating rate equal to the greater of 4% and the sum of (a) the Wells Fargo daily Base Rate, plus (b) 2.5%; or (2) a fixed rate of the London Interbank Offered Rate plus 5.0%. The maturity date of the Line is April 3, 2012.

The Credit Agreement may be terminated by the Company upon 90 days written notice or by Wells Fargo immediately upon default. Upon any such termination, the Company is required to pay Wells Fargo a termination fee.

The Company may use borrowings under the Credit Agreement for working capital. Any unused portions of the maximum amount of the Line are subject to unused Line fees.

On April 3, 2009, in connection with entering into the Credit Agreement described above, the Company terminated the Amended and Restated Loan Agreement by and between the Company and KeyBank National Association (“KeyBank”) dated September 30, 2008 (the “Amended and Restated Loan Agreement”), and as amended by the First Amendment to Amended and Restated Loan Agreement dated December 24, 2008 (the “First Amendment”), and the Second Amendment to Amended and Restated Loan Agreement dated March 26, 2009 (together with the Amended and Restated Loan Agreement and the First Amendment, the “Loan Agreement”).

PINNACLE DATA SYSTEMS, INC.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

The Loan Agreement provided for a demand line credit facility in the principal amount of $5.5 million (the “Loan”), subject to borrowing base restrictions. The borrowing base was determined as the sum of: (a) 85% of eligible receivable accounts plus (b) 30% of eligible inventory, but not to exceed $2.5 million. The Loan was evidenced by a Cognovit Promissory Note, and secured by substantially all of the assets of the Company, as provided for in the Security Agreement entered into between the Company and KeyBank on April 8, 2008.

On the date of the termination, the Company made a final payment of all borrowings outstanding under the Loan Agreement. The Company did not incur any early termination penalties in connection with the termination of the Loan Agreement.

In February 2008, the Company paid off the principal amount of $4,000,000 for a promissory note dated September 28, 2006 (the “Term Note”), as amended and extended, which matured on February 15, 2008. The Company used excess availability on an asset-based line of credit the Company had in place with KeyBank prior to the Revolving Line to pay off the principal amount of the Term Note. The principal amount of the Term Note bore interest at an annual rate equal to the prime rate less 0.25%.

The average line of credit balances for the years ended December 31, 2009 and 2008 were $2,893,000 and $6,234,000, respectively. The Company paid interest on lines of credit of $183,000 and $288,000 for the years ended December 31, 2009 and 2008, respectively. The borrowing rate was 6.61% and 3.13% as of December 31, 2009 and 2008, respectively. The weighted average interest rate was 6.21% and 5.04% during the years ended December 31, 2009 and 2008, respectively.

7. Operating Leases

The Company leases production, warehouse, laboratory and office space under various operating leases. The Company leases approximately 113,000 square feet of space in a building located in Groveport, Ohio. The Company entered into a ten-year lease in May 1999. In February 2009, this lease was amended to extend the lease to July 2012 at reduced annual rates. In addition, the Company leases approximately 52,000 square feet of warehouse and production space in a building located within two miles of the Company’s main Groveport facility. This lease also was amended in February 2009 to extend its term from the original termination date of April 2009 to July 2012 at reduced annual rates. In November 2008, the Company moved its EMEA operation into approximately 34,000 square feet of leased space located in Tiel, the Netherlands. The initial term of this lease is five years and may be renewed in five-year increments. In November 2008, the Company also moved its APAC operation to approximately 6,000 square feet of leased space in Tsuen Wan, Hong Kong. The initial term of this lease is two years and may be renewed for an additional year.

The following table summarizes the Company’s minimum future payments for operating leases having initial or remaining noncancelable lease terms longer than one year as of December 31, 2009:

(in thousands)
2010	$806
2011	790
2012	611
2013	220

Total	$2,427

Rent expense for operating leases and other month-to-month rental obligations totaled $927,000 and $938,000 for 2009 and 2008, respectively.

PINNACLE DATA SYSTEMS, INC.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

8. Profit Sharing and 401(k) Savings Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. Participation in the plan is available to all employees with a minimum three months of service, and each participant may elect to contribute a portion of their salary, subject to Internal Revenue Service limits.

The Company, at its discretion, may contribute to the employee’s account an amount up to 30% of the first 6% of employee contributions, with an annual maximum match of $4,650 per employee. There was no Company match for 2009. The amount expensed for the Company match was $104,000 for 2008.

9. Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction, various states and foreign countries. There are no federal or state income tax examinations currently underway for these jurisdictions. The Company’s federal and state income tax returns for 2006 through 2009 are open tax years.

Due to the continuing uncertain economic environment and the Company’s pre-tax loss for the nine months ended September 30, 2009, the Company reviewed its net deferred tax assets as of September 30, 2009 to assess the need to establish a valuation allowance. The Company’s net deferred tax assets primarily consist of temporary differences related to inventory reserves and federal net operating loss carryforwards. Based on the Company’s analysis and application of the required GAAP framework, management determined that a valuation allowance was required as of September 30, 2009. Accordingly, the Company established a valuation allowance of $1,611,000 against its net deferred tax asset balance. The valuation allowance was adjusted to $1,571,000 during the fourth quarter of 2009 to reflect the impact of that quarter’s activity. It is at least reasonably possible that a material adjustment to the valuation allowance will occur within one year.

The following table summarizes the Company’s income tax expense (benefit) for the years ended December 31:

(in thousands)	2009	2008
Current:
Federal	$(281)	$138
Foreign	(52)	44
State and local	6	40

Total current expense (benefit)	(327)	222

Deferred:
Federal	(710)	(302)
Foreign	(3)	(3)
State and local	134	(69)
Valuation allowance	1,571	—

Total deferred expense (benefit)	992	(374)

Total income tax expense (benefit)	$665	$(152)

The following table reconciles tax expense (benefit) computed at the federal statutory rate to amounts reported for financial statement purposes for the years ended December 31:

	2009		2008
(dollars in thousands)	Amount	%	Amount	%
Income tax provision (benefit) at statutory rate	$(947)	(34.0)	$(174)	(34.0)
Valuation allowance	1,571	56.4	—	—

PINNACLE DATA SYSTEMS, INC.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

	2009		2008
(dollars in thousands)	Amount	%	Amount	%
Tax effect of permanent differences	38	1.4	40	7.8
Foreign rate differential	37	1.3	(31)	(6.0)
Other, net	(34)	(1.2)	13	2.6

Total	$665	23.9	$(152)	(29.6)

In 2009, the Company received refunds for federal and state income taxes totaling $247,000 primarily from the Company’s use of a net operating loss carryback for federal purposes. In 2008, the Company paid federal and state income taxes totaling $392,000. As of December 31, 2009, the Company had net operating loss carryforwards expiring through December 31, 2029 for federal and state purposes of approximately $1 million and $3.1 million, respectively.

The following table summarizes the tax effect of temporary differences that give rise to significant portions of the Company’s deferred tax assets and deferred tax liabilities as of December 31:

(in thousands)	2009	2008
Deferred tax assets
Inventory reserves	$893	$821
Net operating loss	480	96
Depreciation and amortization	102	59
Allowance for doubtful accounts	85	48
Uniform capitalization	46	43
Other	99	103

Gross deferred tax assets	1,705	1,170
Less valuation allowance	(1,571)	—

Deferred tax asset	134	1,170

Deferred tax liabilities
Prepaids	44	54
Lease rebate	3	39
Other	13	2

Gross deferred tax liability	60	95

Net deferred tax asset	$74	$1,075

The following table summarizes the classification of the above amounts in the Company’s consolidated balance sheets as of December 31:

(in thousands)	2009	2008
Current assets
Deferred income taxes	$22	$976
Other assets
Deferred income taxes	52	99

Net deferred tax asset	$74	$1,075

PINNACLE DATA SYSTEMS, INC.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

10. Stockholders’ Equity

On December 20, 2007, the Company entered into a securities purchase agreement with selected institutional investors regarding the private placement of 1,250,000 shares of common stock, no par value of the Company, at a price per share of $2.00. As part of the transaction, the investors received five-year warrants to purchase, in the aggregate, 375,000 additional shares of common stock with an exercise price of $3.03 per share. The warrants were valued using a Black-Scholes pricing model. Of the net proceeds from the issuance, $375,000 was recorded in additional paid-in capital as the fair value of the warrants.

This issuance raised gross proceeds of $2,500,000 before payment of transaction expenses. Of that amount, $1,200,000 was used by the Company to complete the PDSi Tiel acquisition, which was placed into escrow until the closing of the acquisition in February 2008. A corresponding amount of common stock and warrants were placed into escrow at that time. In February 2008, all escrowed items were released to complete the PDSi Tiel acquisition and the financing transaction.

11. Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) represents the amount of earnings (loss) available to each share of common stock outstanding during the year. Diluted EPS represents the amount of earnings (loss) available to each share of common stock outstanding during the year adjusted for the potential issuance of common shares for stock options, if dilutive. As a result of the Company’s net losses for the years ended December 31, 2009 and 2008, the effect of potential common shares arising from share-based employee compensation plans would have been anti-dilutive and thus were excluded from the computation of diluted EPS.

12. Share-Based Payments

Share-based payment expense for 2009 and 2008 was $115,000 ($76,000, net of taxes) and $121,000 ($80,000, net of taxes), respectively, and was recognized as a component of “Operating Expenses” in the consolidated statements of operations.

The Pinnacle Data Systems, Inc. 2005 Equity Incentive Plan (the “Employee Plan”) provides for the granting of stock options to employees in which they may purchase, upon vesting, Company common stock at the fair market value at time of grant, with an expiration date ten years from the grant date. If the grantee owns more than 10% of the Company’s stock at the time of grant, the purchase price shall be at least 110% of the fair market value, with an expiration date five years from the grant date. The aggregate number of common shares that may be granted under the Employee Plan increases on the last day of each fiscal year equal to (1) 5% of the Company’s total outstanding shares on such date, or (2) a lesser amount determined by the Company’s Board of Directors. The annual increase in grantable shares was 391,255, or 5% of the outstanding shares, as of December 31, 2009 and 2008. As of December 31, 2009, the Company had 2,786,702 shares available for future grants under the Employee Plan. Incentive options available under the Employee Plan must be granted by May 5, 2015.

The Pinnacle Data Systems, Inc. 2000 Directors Stock Option Plan (the “Directors Plan”) provides for the granting of stock options to Directors who are not employees of the Company (“Outside Directors”). For stock options granted under the Directors Plan, Outside Directors may purchase, upon vesting, Company common stock over a ten-year period at the fair market value at time of grant. Prior to adoption of the Directors Plan, the Company issued stock options to Outside Directors by entering into individual stock option agreements. As of December 31, 2009, the Company had 230,000 shares available for future grants under the Directors Plan.

Although the Board of Directors has the authority to set other terms, stock options granted generally are exercisable in one to five years from the date of grant.

PINNACLE DATA SYSTEMS, INC.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

The following table summarizes the Company’s outstanding stock options for the year ended December 31, 2009:

	Employee Plan		Directors Plan
	Stock Options	Weighted Average Exercise Price	Stock Options	Weighted Average Exercise Price
Outstanding, beginning of year	1,462,750	$2.22	150,000	$2.19
Granted	665,500	0.50	40,000	0.52
Exercised	—	—	—	—
Forfeited	(164,950)	1.50	—	—
Expired	(26,000)	1.03	—	—

Outstanding, end of year	1,937,300	1.99	190,000	1.84

The intrinsic value of a stock option is the amount by which the average market value of the underlying stock exceeds the exercise price of the option. As of December 31, 2009, there were 943,796 vested and exercisable stock options with a weighted average exercise price of $2.68, an aggregate intrinsic value of $22,000 and a weighted average remaining contractual term of approximately seven years. As of December 31, 2009, there were 1,183,504 nonvested stock options with total share-based payment cost not yet recognized of $149,000. The weighted average period over which this cost was expected to be recognized was approximately two years.

The fair values of stock options are estimated on the dates of grant using a Black-Scholes option-pricing model. The following table summarizes the weighted average fair value of options granted and assumptions used to determine the fair value of options granted for the years ended December 31:

	2009	2008
Fair value of options granted	$0.32	$0.84
Expected volatility	71.7%	69.4%
Risk-free interest rate	0.9%	2.5%
Expected life (years)	6.0	6.2

A dividend yield of zero was used in the option-pricing model because the Company does not expect to pay dividends on its common stock. Expected volatility was estimated using the Company’s historical stock price volatility over the prior seven-years. The risk-free interest rate was estimated based on the implied yield available on U.S. Treasury zero-coupon issues with a remaining term approximating that of the expected option life. The expected option life was estimated using a weighted average of the Company’s actual experience assuming that outstanding options were exercised at the midpoint of the remaining term.

13. Segment Information

The Company’s reportable segments are Product and Service. The Product segment includes computing hardware products, ranging from board-level products to globally-certified, fully integrated systems. The Service segment includes service programs provided to global OEMs, including depot repair, warranty management, screening and testing, and remanufacturing. The “Other” line item in the following tables reflects the costs and assets of the functional and administrative groups of the Company that are not allocated to the reportable segments, including finance, information technology, human resources and executive management. The Company evaluates performance based on the operating results of the Product and Service segments and based on their effectiveness in covering the other administrative expenses of the Company. The Company sells its products and services in the United States and internationally and attributes sales based on shipping point.

PINNACLE DATA SYSTEMS, INC.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

The following table summarizes the Company’s segment operating results for the years ended December 31:

(in thousands)	2009	2008
Sales
Product	$24,523	$52,702
Service	11,115	10,943

Total sales	$35,638	$63,645

Gross profit
Product	$3,708	$9,512
Service	3,610	2,737

Total gross profit	$7,318	$12,249

Income (loss) from operations
Product	$1,164	$5,521
Service	1,447	945
Other	(5,220)	(6,670)

Total income (loss) from operations	$(2,609)	$(204)

The following table summarizes segment assets as of December 31:

(in thousands)	2009	2008
Total assets
Product	$4,305	$9,780
Service	6,314	8,477
Other	1,956	3,036

Total assets	$12,575	$21,293

The following table summarizes sales by geographic region for the years ended December 31:

(in thousands)	2009	2008
Sales
United States	$32,272	$59,080
International	3,366	4,565

Total sales	$35,638	$63,645

The following table summarizes long-lived assets by geographic region as of December 31:

(in thousands)	2009	2008
Long-lived assets
United States	$559	$665
International	1,482	1,558

Total long-lived assets	$2,041	$2,223

International long-lived assets include $821,000 of goodwill as of December 31, 2009.

ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A(T).	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by this annual report (the “Evaluation Date”). The disclosure controls and procedures are to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms, and to ensure that information required to be disclosed by the Company in the reports it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, the disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934), and has used the framework set forth in the report, Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in evaluating the effectiveness of the Company’s internal control over financial reporting.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and Directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting such that there is a reasonable probability that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 and identified no material weaknesses in internal control over financial reporting. Accordingly, the Company’s internal controls are effective.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

No change was made in the Company’s internal control over financial reporting during the Company’s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 9B.	OTHER INFORMATION

None.

PART III

ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information about the Company’s directors, nominees for directors and the executive officers is incorporated by reference to the Company’s proxy statement for the 2009 fiscal year annual meeting of shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Exchange Act (the “2010 Proxy Statement”), under the captions “Proposal One: Election of Directors,” “Section 16(a) Beneficial Ownership Reporting Compliance,” “Board of Directors Committees and Meetings,” and “Executive Officers”.

ITEM 11.	EXECUTIVE COMPENSATION

Information regarding executive compensation is incorporated by reference to the Company’s 2010 Proxy Statement under the caption “Executive Compensation.”

ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding security ownership of beneficial owners and management is incorporated by reference to the 2010 Proxy Statement under the captions “Security Ownership of Certain Beneficial Owners” and “Security Ownership of Management.”

ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information about certain relationships and related transactions is incorporated by reference to the 2010 Proxy Statement under the captions “Certain Relationships and Related Transactions” and “Board of Directors Committees and Meetings.”

ITEM 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information regarding the Company’s principal accountant fees and services is incorporated by reference to the 2010 Proxy Statement under the caption “Independent Registered Public Accounting Firms.”

PART IV

ITEM 15.	EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)	The following documents are filed as a part of this Annual Report on Form 10-K, Item 8:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2009 and 2008

Consolidated Statements of Operations for the years ended December 31, 2009 and 2008

Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2009 and 2008

Consolidated Statements of Cash Flows for the years ended December 31, 2009 and 2008

Notes to Consolidated Financial Statements

(b)	Exhibits filed with this report are listed in the Index to Exhibits

(c)	Pinnacle Data Systems, Inc. Schedule II – Valuation and Qualifying Accounts

All other financial statement schedules are omitted because they are not required or the information required has been presented in the aforementioned consolidated financial statements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PINNACLE DATA SYSTEMS, INC.

Date: March 12, 2010	By	/S/ JOHN D. BAIR
John D. Bair
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/S/ JOHN D. BAIR John D. Bair	Chairman, President, Chief Executive Officer (Principal Executive Officer), and Chief Technology and Innovation Officer	March 12, 2010

/S/ NICHOLAS J. TOMASHOT Nicholas J. Tomashot	Chief Financial Officer (Principal Financial Officer)	March 12, 2010

/S/ BRADLEY E. COLEMAN Bradley E. Coleman	Corporate Controller (Principal Accounting Officer)	March 12, 2010

CARL J. ASCHINGER, JR.* Carl J. Aschinger, Jr.	Director	February 23, 2010

BENJAMIN BRUSSELL* Benjamin Brussell	Director	February 23, 2010

HUGH C. CATHEY* Hugh C. Cathey	Director	February 23, 2010

THOMAS M. O’LEARY* Thomas M. O’Leary	Director	February 23, 2010

RALPH V. ROBERTS* Ralph V. Roberts	Director	February 23, 2010

MICHAEL R. SAYRE* Michael R. Sayre	Director	February 23, 2010

*	The undersigned, by signing his name hereto, does sign this document on behalf of the person indicated above pursuant to a Power of Attorney duly executed by such person.

By	/S/ JOHN D. BAIR	March 12, 2010
John D. Bair,
Attorney-in-Fact

PINNACLE DATA SYSTEMS, INC.

Schedule II – Valuation and Qualifying Accounts

(in thousands)

Column A	Column B	Column C		Column D	Column E
Description	Balance at beginning of period	Charged (credited) to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Year ended December 31, 2009
Allowance for doubtful accounts	$135	$169	$—	$72	$232
Inventory reserve	2,366	1,084	—	1,046	2,404
Warranty reserve	95	—	—	—	95

Year ended December 31, 2008
Allowance for doubtful accounts	$119	$61	$4	$49	$135
Inventory reserve	2,083	1,438	12	1,167	2,366
Warranty reserve	75	20	—	—	95

Amounts are reflected in the consolidated balance sheets as follows as of December 31:

	2009	2008
Deducted from accounts receivable	$232	$135
Deducted from inventory	2,404	2,366
Reported with accrued expenses	95	95

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit	If incorporated by reference, document with which Exhibit was previously filed with the SEC
3.1	Amended and Restated Articles of Incorporation	Registration Statement on Form 10-SB filed with the SEC on December 13, 1999

3.2	Amendments to Amended and Restated Articles of Incorporation, adopted June 26, 2000	Form SB-2 filed with the SEC September 21, 2000

3.3	Amendment to the Company’s Amended and Restated Articles of Incorporation adopted May 23, 2001	Quarterly Report on Form 10-QSB filed with the SEC on August 13, 2001

3.4	Amended and Restated Code of Regulations	Form 10-KSB filed with the SEC on March 30, 2006

4.1	Instruments defining the rights of security holders, including indentures	Form SB-2 filed with the SEC September 21, 2000

4.2	Registration Rights Agreement, as amended, between Pinnacle Data Systems, Inc. and Lake Street Fund, LP, Berlin Financial, Ltd. and MidSouth Investor Fund, L.P. dated December 20, 2007	Current Report on Form 8-K filed with the SEC on December 21, 2007

10.1	Technology license agreement between Pinnacle Data Systems, Inc. and Sun Microsystems, Inc. dated May 12, 1994	Registration Statement on Form 10-SB filed with the SEC on December 13, 1999

10.2*	Pinnacle Data Systems, Inc. 1995 Stock Option Plan dated December 19, 1995	Registration Statement on Form 10-SB filed with the SEC on December 13, 1999

10.3	Development and manufacturing license agreement between Pinnacle Data Systems, Inc. and Sun Microsystems, Inc. dated October 27, 1997	Registration Statement on Form 10-SB filed with the SEC on December 13, 1999

10.4	Lease agreement between Pinnacle Data Systems, Inc. and Duke Realty Limited Partnership dated March 9, 1999	Registration Statement on Form 10-SB filed with the SEC on December 13, 1999

10.5	Repair services agreement between Pinnacle Data Systems, Inc. and Sun Microsystems, Inc. dated March 29, 1999	Registration Statement on Form 10-SB filed with the SEC on December 13, 1999

10.6	Reference Design License Agreement between Pinnacle Data Systems, Inc. and Sun Microsystems, Inc. dated May 11, 1999	Annual Report on Form 10-KSB filed with the SEC on March 20, 2002

10.7	First Lease Amendment between Pinnacle Data Systems, Inc. and Duke Realty Limited Partnership dated January 5, 2000	Annual Report on Form 10-KSB filed with the SEC on March 30, 2000

10.8*	Amendment No. 1 to Pinnacle Data Systems, Inc. 1995 Stock Option Plan dated February 16, 2000	Annual Report on Form 10-KSB filed with the SEC on March 30, 2000

Exhibit No.	Description of Exhibit	If incorporated by reference, document with which Exhibit was previously filed with the SEC
10.9*	Pinnacle Data Systems, Inc. 2000 Directors Stock Option Plan dated March 22, 2000	Annual Report on Form 10-KSB filed with the SEC on March 30, 2000

10.10	OEM Technology Partner Agreement between Pinnacle Data Systems, Inc. and Sun Microsystems, Inc. dated August 1, 2002	Annual Report on Form 10-KSB filed with the SEC on March 28, 2003

10.11	Repair Service Agreement between Pinnacle Data Systems, Inc. and Silicon Graphics, Inc. dated August 4, 2004	Quarterly Report on Form 10-QSB filed with the SEC on November 12, 2004

10.12	Asset Purchase Agreement between Pinnacle Data Systems, Inc. and GNP Computers, Inc. and Roger Baar dated August 12, 2005	Quarterly Report on Form 10-QSB filed with the SEC on November 14, 2005

10.13	Security Purchase Agreement between Pinnacle Data Systems, Inc. and Lake Street Fund, LP, Berlin Financial, Ltd. and MidSouth Investor Fund, L.P. dated December 20, 2007	Current Report on Form 8-K filed with the SEC on December 21, 2007

10.14	Escrow Agreement between Pinnacle Data Systems, Inc. and Lake Street Fund, LP, Berlin Financial, Ltd. and MidSouth Investor Fund, L.P., and Bank of New York dated December 20, 2007	Current Report on Form 8-K filed with the SEC on December 21, 2007

10.15	Warrant to Purchase Common Stock between Pinnacle Data Systems, Inc. and Lake Street Fund, LP, Berlin Financial, Ltd. and MidSouth Investor Fund, L.P. dated December 20, 2007	Current Report on Form 8-K filed with the SEC on December 21, 2007

10.16*	Pinnacle Data Systems, Inc. 2005 Equity Incentive Plan	Form S-8, Registration Statement filed with the SEC on August 24, 2006

10.17	Amendment and Waiver Agreement between Pinnacle Data Systems, Inc. and Lake Street Fund, LP, Berlin Financial, Ltd. and MidSouth Investor Fund, L.P. dated March 26, 2008	Annual Report on Form 10-K filed with the SEC on March 31, 2008

10.18	Loan Agreement between Pinnacle Data Systems, Inc. and KeyBank National Association dated April 8, 2008	Current Report on Form 8-K filed with the SEC on April 10, 2008

10.19	Security Agreement between Pinnacle Data Systems, Inc. and KeyBank National Association dated April 8, 2008	Current Report on Form 8-K filed with the SEC on April 10, 2008

10.20	Cognovit Promissory Note, Revolving Credit and LIBOR Rate between Pinnacle Data Systems, Inc. and KeyBank National Association dated April 8, 2008	Current Report on Form 8-K filed with the SEC on April 10, 2008

Exhibit No.	Description of Exhibit	If incorporated by reference, document with which Exhibit was previously filed with the SEC
10.21*	Employment Agreement between Pinnacle Data Systems, Inc. and Michael Darnell dated April 28, 2008	Current Report on Form 8-K filed with the SEC on April 29, 2008

10.22*	Employment Agreement between Pinnacle Data Systems, Inc. and Timothy J. Harper dated April 28, 2008	Current Report on Form 8-K filed with the SEC on April 29, 2008

10.23*	Employment Agreement between Pinnacle Data Systems, Inc. and Nicholas J. Tomashot dated April 28, 2008	Current Report on Form 8-K filed with the SEC on April 29, 2008

10.24	Amended and Restated Loan Agreement between Pinnacle Data Systems, Inc. and KeyBank National Association dated September 30, 2008	Current Report on Form 8-K filed with the SEC on October 2, 2008

10.25	Cognovit Promissory Note and Demand Line of Credit between Pinnacle Data Systems, Inc. and KeyBank National Association dated September 30, 2008	Current Report on Form 8-K filed with the SEC on October 2, 2008

10.26	First Amendment to Amended and Restated Loan Agreement between Pinnacle Data Systems, Inc. and KeyBank National Association dated December 24, 2008	Annual Report on Form 10-K filed with the SEC on March 20, 2009

10.27	Cognovit Promissory Note and Demand Line of Credit between Pinnacle Data Systems, Inc. and KeyBank National Association dated December 24, 2008	Annual Report on Form 10-K filed with the SEC on March 20, 2009

10.28*	Second Amended and Restated Employment Agreement between Pinnacle Data Systems, Inc. and Michael R. Sayre dated December 31, 2008	Current Report on Form 8-K filed with the SEC on January 7, 2009

10.29*	Second Amended and Restated Employment Agreement between Pinnacle Data Systems, Inc. and John D. Bair dated December 31, 2008	Current Report on Form 8-K filed with the SEC on January 7, 2009

10.30*	Amended and Restated Employment Agreement between Pinnacle Data Systems, Inc. and Nicholas J. Tomashot dated December 31, 2008	Current Report on Form 8-K filed with the SEC on January 7, 2009

10.31*	Amended and Restated Employment Agreement between Pinnacle Data Systems, Inc. and Michael Darnell dated December 31, 2008	Current Report on Form 8-K filed with the SEC on January 7, 2009

10.32*	Amended and Restated Employment Agreement between Pinnacle Data Systems, Inc. and Timothy J. Harper dated December 31, 2008	Current Report on Form 8-K filed with the SEC on January 7, 2009

Exhibit No.	Description of Exhibit	If incorporated by reference, document with which Exhibit was previously filed with the SEC
10.33	First Lease Amendment between Pinnacle Data Systems, Inc. and Duke Realty Ohio dated February 23, 2009	Current Report on Form 8-K filed with the SEC on February 26, 2009

10.34	Second Lease Amendment between Pinnacle Data Systems, Inc. and Duke Realty Ohio dated February 23, 2009	Current Report on Form 8-K filed with the SEC on February 26, 2009

10.35*	Third Amended and Restated Employment Agreement between Pinnacle Data Systems, Inc. and John D. Bair dated November 30, 2009	Current Report on Form 8-K filed with the SEC on December 2, 2009

10.36*	Second Amended and Restated Employment Agreement between Pinnacle Data Systems, Inc. and Timothy J. Harper dated November 30, 2009	Current Report on Form 8-K filed with the SEC on December 2, 2009

16	Letter Regarding Change in Accountant	Current Report on Form 8-K filed with the SEC on January 18, 2008

23	Consent of Independent Registered Public Accounting Firm (McGladrey & Pullen, LLP)	Contained herein

24	Powers of Attorney	Contained herein

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Annual Report on Form 10-K of Pinnacle Data Systems, Inc. for the year ended December 31, 2009	Contained herein

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Annual Report on Form 10-K of Pinnacle Data Systems, Inc. for the year ended December 31, 2009	Contained herein

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Annual Report on Form 10-K of Pinnacle Data Systems, Inc. for the year ended December 31, 2009	Contained herein

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Annual Report on Form 10-K of Pinnacle Data Systems, Inc. for the year ended December 31, 2009	Contained herein

*	Indicates management contract or compensatory plan or arrangement.

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John D. Bair, certify that:

1.	I have reviewed this report on Form 10-K of Pinnacle Data Systems, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 12, 2010

/S/ JOHN D. BAIR
Name:	John D. Bair
Title:	Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Nicholas J. Tomashot, certify that:

1.	I have reviewed this report on Form 10-K of Pinnacle Data Systems, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 12, 2010

/S/ NICHOLAS J. TOMASHOT
Name:	Nicholas J. Tomashot
Title:	Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

OF ANNUAL REPORT ON FORM 10-K

OF PINNACLE DATA SYSTEMS, INC.

FOR THE YEAR ENDED DECEMBER 31, 2009

The undersigned is the Chief Executive Officer of Pinnacle Data Systems, Inc. (the “Issuer”). This certification is made pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This certification accompanies the Annual Report on Form 10-K of the Issuer for the annual period ended December 31, 2009.

I, John D. Bair, certify that the Annual Report on Form 10-K for the period ended December 31, 2009, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) and that information contained in the Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Issuer.

This certification is executed as of March 12, 2010.

/S/ JOHN D. BAIR
Name:	John D. Bair
Title:	Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

OF ANNUAL REPORT ON FORM 10-K

OF PINNACLE DATA SYSTEMS, INC.

FOR THE YEAR ENDED DECEMBER 31, 2009

The undersigned is the Chief Financial Officer of Pinnacle Data Systems, Inc. (the “Issuer”). This certification is made pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This certification accompanies the Annual Report on Form 10-K of the Issuer for the annual period ended December 31, 2009.

I, Nicholas J. Tomashot, certify that the Annual Report on Form 10-K for the period ended December 31, 2009, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) and that information contained in the Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Issuer.

This certification is executed as of March 12, 2010.

/S/ NICHOLAS J. TOMASHOT
Name:	Nicholas J. Tomashot
Title:	Chief Financial Officer

CORPORATE AND SHAREHOLDER INFORMATION

Corporate Officers

John D. Bair

Chairman of the Board of Directors, President, Chief Executive Officer, and Chief Technology and Innovation Officer

Timothy J. Harper

Chief Operating Officer

Nicholas J. Tomashot

Chief Financial Officer, Treasurer and Corporate Secretary

Board of Directors

John D. Bair

Chairman of the Board of Directors, President, Chief Executive Officer, and Chief Technology and Innovation Officer

Carl J. Aschinger, Jr.

Chairman

Columbus Show Case Company

Benjamin Brussell

President

Generation Management Company

Hugh C. Cathey

Principal

Columbus Capital Partners

Thomas M. O’Leary

Manufacturing and Development Director

Lucent Technologies (retired)

Ralph V. Roberts

Senior Vice President, Marketing

Worthington Industries, Inc.

Michael R. Sayre

Former President and Chief

Executive Officer

Corporate Office

Pinnacle Data Systems, Inc.

6600 Port Road

Groveport, OH 43125

Tel: 800.882.8282

Tel: 614.748.1150

Fax: 614.748.1209

Website

www.pinnacle.com

Stock Symbol

The common shares of Pinnacle Data Systems, Inc. trade on NYSE Amex under the symbol PNS.

Transfer Agent and Registrar

Computershare Investor Services, LLC

Shareholder Services

250 Royall Street

Canton, MA 02021